Exhibit 99.1

Patria Investments Limited

Condensed Consolidated Statement of Financial Position

As of March 31. 2024 and December 31. 2023

(In thousands of United States dollars – US$)

		Unaudited				Unaudited
Assets	Note	03/31/2024	12/31/2023	Liabilities and equity	Note	03/31/2024	12/31/2023

Cash and cash equivalents	6	26,984	16,050	Client funds payable	7	13,677	17,055
Short term investments	12(a)	197,572	204,510	Consideration payable on acquisition	21(b)	41,560	59,087
Client funds on deposit	7	13,677	17,055	Personnel and related taxes payable	15	11,764	28,772
Accounts receivable	8	124,241	127,363	Taxes payable	17	4,016	3,902
Project advances	9	15,269	17,614	Carried interest allocation	23(b)	9,276	9,352
Recoverable taxes	11	4,652	4,014	Loans	16	10,451	-
Other current assets	10	15,808	11,781	Derivative financial instruments	12(c)	1,101	321
Derivative financial instruments	12(c)	2,806	3,206	Commitment subject to possible redemption	21(c)	190,692	187,356
				Gross obligation under put option	21(d)	81,612	81,588
				Other liabilities	18	41,230	10,065

Current assets		401,009	401,593	Current liabilities		405,379	397,498

Accounts receivable	8	19,386	14,900	Personnel liabilities	15	199	2,946
Project advances	9	1,863	1,972	Consideration payable on acquisition	21(b)	32,326	42,853
Deferred tax assets	19	14,179	15,472	Carried interest allocation	23(b)	18,530	22,577
Other non-current assets	10	62,569	3,798	Loans	16	73,369	-
Long-term investments	12(b)	51,712	57,735	Gross obligation under put option	21(d)	11,516	11,338
Investments in associates		882	911	Other non-current liabilities	18	14,307	13,024
Property and equipment	13	28,757	28,185
Intangible assets	14	473,543	487,012	Non-current liabilities		150,247	92,738

Non-current assets		652,891	609,985	Total liabilities		555,626	490,236

				Capital	29(a)	15	15
				Additional paid-in capital	29(b)	538,101	500,694
				Capital reserves	29(d)	3,407	2,960
				Retained earnings		6,377	50,831
				Cumulative translation adjustment	29(f)	(32,995)	(12,011)
				Equity attributable to the owners of the Company		514,905	542,489
				Non-controlling interests	28(g)	(16,631)	(21,147)

				Equity		498,274	521,342

Total assets		1,053,900	1,011,578	Total liabilities and equity		1,053,900	1,011,578
The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Income Statement

For the three-month periods ended March 31, 2024 and 2023

(In thousands of United States dollars - US$, except earnings per share)

	Unaudited three-month periods ended March 31.
	Note	2024	2023

Net revenue from services	22	63,908	73,752

Personnel expenses	23	(18,445)	(18,401)
Carried interest allocation	23	-	(5,408)
Deferred consideration	21(b)	(2,394)	(6,111)
Amortization of intangible assets	24	(6,044)	(4,899)
General and administrative expenses	25	(9,190)	(8,946)
Other income/(expenses)	26	(6,986)	(8,443)
Share of equity-accounted earnings		(209)	(597)
Net financial income/(expense)	27	(567)	(257)

Net Income before income tax		20,073	20,690

Income tax	28	(4,220)	(3,131)

Net income for the period		15,853	17,559
Attributable to:
Owners of the Company		15,449	17,243
Non-controlling interests	29(g)	404	316

Basic earnings per thousand shares	29(e)	0.10289	0.11688
Diluted earnings per thousand shares	29(e)	0.10153	0.11686

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Statement of Comprehensive Income

For the three-month periods ended March 31, 2024 and 2023

(In thousands of United States dollars - US$)

	Unaudited three-month periods ended March 31,
	2024	2023

Net income for the period	15,853	17,559
Items that will be reclassified to the income statement:
Currency translation adjustment	(20,984)	14,204
Currency translation adjustment – non-controlling interests	2,823	(3,107)

Total comprehensive income	(2,308)	28,656
Attributable to:
Owners of the Company	(5,535)	31,447
Non-controlling interests	3,227	(2,791)

The accompanying notes are integral parts of these condensed consolidated interim financial statements,

Patria Investments Limited

Condensed Consolidated Statement of Changes in Equity

For the three-month periods ended March 31. 2024 and 2023

(In thousands of United States dollars - US$)

		Attributable to owners
	Note	Capital	Additional paid-in capital	Capital reserves	Retained earnings	Cumulative translation adjustment	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity

Balance at December 31. 2022		15	485,180	1,495	77,576	(11,478)	552,788	(39,330)	513,458

Cumulative translation adjustment		-	-	-	-	14,204	14,204	(3,107)	11,097
Net income for the period		-	-	-	17,243	-	17,243	316	17,559
Dividends declared	29(c)	-	-	-	(45,335)	-	(45,335)	(2,677)	(48,012)
Share based incentive plan	29(d)	-	-	260	-	-	260	-	260
Balance at March 31. 2023 (unaudited)		15	485,180	1,755	49,484	2,726	539,160	(44,798)	494,362

Balance at December 31. 2023		15	500,694	2,960	50,831	(12,011)	542,489	(21,147)	521,342

Cumulative translation adjustment		-	-	-	-	(20,984)	(20,984)	2,823	(18,161)
Net income for the period		-	-	-	15,449	-	15,449	404	15,853
Dividends declared	29(c)	-	-	-	(59,903)	-	(59,903)	(915)	(60,818)
Share based incentive plan	29(d)	-	-	447	-	-	447	-	447
Capital issuance	29(b)	-	37,407	-	-	-	37,407	-	37,407
Capital contributions	29(g)	-	-	-	-	-	-	2,204	2,204
Balance at March 31. 2024 (unaudited)		15	538,101	3,407	6,377	(32,995)	514,905	(16,631)	498,274

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Statement of Cash Flows

For the three-month periods ended March 31. 2024 and 2023

(In thousands of United States dollars - US$)

		Unaudited three-month period ended March 31.
	Note	2024	2023
Cash flows from operating activities
Net income for the period		15,853	17,559
Adjustments to net income for the period
Depreciation expense	13	1,192	1,097
Amortization expense	24	6,044	4,899
Unrealized Net financial investment income	27	(501)	(676)
Unrealized (gains)/losses on long-term investments	27	3,070	9,985
Unrealized (gains)/losses on warrant liability	27	780	4
Unrealized (gains)/losses on other derivative financial instruments	27	-	(808)
Unrealized (gains)/losses on asset-linked receivable	27	(4,367)	(10,012)
Contingent consideration adjustments	26	717	716
Gross obligation under put - unwinding	26	2,755	2,064
Deferred consideration adjustments	26	-	385
Interest expense on loans	16	451	-
Interest expense on lease liabilities	27	329	344
Deferred income taxes expense	28	793	1,956
Current income taxes expense	28	3,427	1,175
Share of equity accounted earnings		209	597
Share based incentive plan	23	447	260
Other adjustments to net income		109	(214)

Changes in operating assets and liabilities
Accounts receivable		(7,387)	(27,290)
Projects advances		2,217	(25)
Recoverable taxes		(1,508)	399
Personnel and related taxes		(10,087)	(16,849)
Carried interest allocation		(4,047)	5,502
Deferred consideration payable on acquisition	21(b)	2,394	6,112
Unearned Revenues		29,415	30,181
Taxes payable and deferred taxes		(1,208)	1,398
Payment of income taxes		(1,213)	(361)
Other assets and liabilities		6,808	875
Payment of placement agent fees	14	(4,758)	-
Net cash provided by operating activities		41,935	29,273

Cash flows from investing activities
Decrease (increase) in short term investments		10,460	35,985
Decrease (increase) in long-term investments		(1,244)	(14,268)
Disposal/(Acquisition) of property and equipment	13	(1,019)	134
Acquisition of software and computer programs	14	(769)	(554)
Capital increase in investments in associates		(150)	(93)
Advance for payment of acquisition	10(d)	(60,046)	-

Net cash provided/(used) by investing activities		(52,768)	21,204

Cash flows from financing activities
Proceeds from credit facility	16	85,000	-
Payment of credit facility fees	15	(469)	-
Dividends paid to the Company’s shareholders	29(c)	(59,903)	(45,335)
Dividends paid to non-controlling interests in subsidiaries		(929)	(1,303)
Capital contributions received from non-controlling interest (NCI) shareholders	29(g)	703	-
Deposits into SPAC trust account		(900)	-
Lease payments	21(a)	(648)	(211)
Interest paid on lease liabilities	21(a)	(329)	(344)
Net cash (used)/provided in financing activities		22,525	(47,193)

Foreign exchange variation on cash and cash equivalents in foreign currencies		(758)	950

Increase/(Decrease) in cash and cash equivalents		10,934	4,234
Cash and cash equivalents at the beginning of the period	6	16,050	26,519
Cash and cash equivalents at the end of the period	6	26,984	30,753
Increase/(Decrease) in cash and cash equivalents		10,934	4,234
Non-cash operating. investing and financing activity
Addition and disposal of right of use assets		2,810	690
Capital contribution from NCI shareholders in lieu of dividend payable to NCI shareholders		1,501	-
Company Class A common shares issued		37,407	-

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

1	General information

Patria Investments Limited (the "Company") was established on July 6, 2007 in Bermuda and transferred its registration and domicile by way of registration by continuation to the Cayman Islands on October 12, 2020. The Company also transferred its headquarters from Bermuda to the Cayman Islands on October 12, 2020. Since then, the Company's obligations, whether legal, regulatory, or financial, are in accordance with the applicable laws and regulations of the Cayman Islands.

On January 21, 2021, the Company completed its initial public offering ("IPO") registration. The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, according to the Company's Registration Statement on Form F-1 (Registration N° 333-251823). The common shares began trading on the Nasdaq Global Select Market ("NASDAQ-GS") on January 22, 2021, under the symbol "PAX".

The Company is a public holding company controlled by Patria Holdings Limited (the “Parent”), which held 54.61% of the Company's common shares as of March 31, 2024 (December 31, 2023: 55.36%). The Parent is ultimately controlled by a group of individuals.

The Company and its subsidiaries (collectively, the "Group") are a private markets investment firm focused on investing in Latin America. Since 1994 the Group has expanded from its initial flagship private equity funds to other investment products, such as:

Investment product	Description
Infrastructure development funds	private equity approach applied to infrastructure assets;
Co-investment funds	focused on companies from its flagship funds;
Constructivist equity funds	private equity approach to listed companies;
Credit funds	increased through business combination in 2021 with Moneda Asset Management SpA (“MAM I”) and Moneda II SpA (“MAM II”) (collectively “Moneda”);
Real estate funds	increased in 2022 with the controlling acquisition of VBI Real Estate Gestão de Carteiras S.A.(“VBI”) and controlling acquisition of Patria Asset Management (“PAM”) in partnership with Bancolombia to expand real estate capabilities into Colombia – note 30;
Venture capital and growth funds	through business combination in 2022 with Igah Partners LLC (“Igah Ventures”) and PEVC I General Partner IV, Ltd. (“Igah IV”) and Igah Carry Holding Ltd (collectively “Igah”). In addition, during 2023 (note 30) Kamaroopin Gestora de Recursos Ltda. (“Kamaroopin Ltda”) and Hanuman GP Cayman, LLC (collectively “Kamaroopin”) – note 30.

The Group’s operations include investment offices in Montevideo (Uruguay), São Paulo (Brazil), Bogota (Colombia), and Santiago (Chile), as well as client-coverage offices in New York (United States), London (United Kingdom), Dubai (UAE), and Hong Kong to cover the investor base of its underlying investment products, in addition to its corporate business and management office in Grand Cayman (Cayman Islands).

The Group's main executive office is located at 60 Nexus Way, 4th floor, Camana Bay, Grand Cayman, Cayman Islands.

There are no material uncertainties that cast significant doubt upon the Company’s and Group’s ability to continue as a going concern. As such the use of going concern basis of accounting is considered appropriate.

These unaudited condensed consolidated interim financial statements for the three-month periods ended March 31, 2024 and 2023 include the condensed financial information regarding the Company and its subsidiaries, as described in note 5.

2	Presentation of financial statements

a.	Statement of compliance and basis of preparation

The unaudited condensed consolidated interim financial statements were prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"). These unaudited condensed consolidated interim financial statements should be read together with the annual consolidated financial statements as of and for the years ended December 31, 2023, 2022 and 2021 (“Annual Consolidated Financial Statements”).

The board of directors approved the unaudited condensed consolidated interim financial statements on July 22, 2024.

b.	Functional and presentation currency

The unaudited condensed consolidated interim financial statements are presented in United States dollars (USD), the functional currency of the Company. The effects of the translation from the functional currency into the presentation currency are recognized in equity under the caption "Cumulative Translation Adjustment".

For details regarding the remeasurement of the balances and transactions in foreign currencies to the functional currency of the Company and its subsidiaries, refer to note 5 for the functional currency determined for each entity.

c.	Use of estimates and judgments

The preparation of these unaudited condensed consolidated interim financial statements in accordance with IFRS requires Management to make estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that estimates utilized to prepare the unaudited condensed consolidated interim financial statements

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

are prudent and reasonable. Actual results could differ from those estimates and such differences could be material.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set out in the Annual Consolidated Financial Statements.

3	Segment information

The Group operates through a single reportable operating segment, in accordance with IFRS 8, reflecting how the Group’s executive directors collectively act as the chief operating decision maker to allocate resources and assess performance under the Group's global strategy, which includes integrated product lines.

Within its one operating segment, the Company has multiple product lines including private equity, credit, infrastructure, public equities, real estate, and advisory and distribution.

4	Material accounting policies

These unaudited condensed consolidated interim financial statements were prepared in accordance with policies, accounting practices, and methods for determining estimates consistent to the accounting policies and estimates adopted in the preparation of the Annual Consolidated Financial Statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2024, but do not have a material impact on the interim condensed consolidated financial statements of the Group.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

5	Group Structure

a.	Consolidation and subsidiaries

The condensed consolidated interim financial statements include the entities listed below, which are the Company's direct or indirect subsidiaries:

Subsidiaries		Country of Incorporation	Functional Currency	Equity interest (direct or indirect) (%)
	Principal Activities			March 31, 2024	December 31, 2023

Patria Finance Ltd.	Asset management & administration	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity III, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
PBPE General Partner IV, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
PBPE General Partner V, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner VI, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner II, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner III Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Retail Property Fund General Partner, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Patria Investments UK Ltd.	Investor relations, marketing & administration	UK	GBP	100.00%	100.00%
Patria Investments US LLC	Investor relations, marketing & administration	US	USD	100.00%	100.00%
Patria Investments Colombia S.A.S.	Advisory, investor relations & marketing	CO	COP	100.00%	100.00%
Infrastructure II GP, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Infrastructure III SLP Ltd.	Investment fund manager & advisory	KY	USD	100.00%	100.00%
Patria Infrastructure General Partner IV Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Pátria Investimentos Ltda. ("PILTDA")	Asset management & administration	BR	BRL	100.00%	100.00%
Patria Investments Latam S.A.	Holding company	UY	USD	100.00%	100.00%
Patria Investments Uruguay Agente de Valores S.A.	Broker, advisory, investor relations & marketing	UY	USD	100.00%	100.00%
Patria Investments Cayman Ltd.	Holding company	KY	USD	100.00%	100.00%
Patria Investments Hong Kong, Ltd.	Investor relations, marketing & administration	HK	HKD	100.00%	100.00%
Platam Investments Brazil Ltda.	Asset management & administration	BR	BRL	100.00%	100.00%
Patria Constructivist Equity Fund General Partner II, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

PI General Partner V Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PPE General Partner VII, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PI Renewables General Partner, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Latam Growth Management Ltd.	(j)	Investment fund manager	KY	USD	-	100.00%
Patria SPAC LLC		Holding company & SPAC Sponsor	KY	USD	100.00%	100.00%
Patria Latin American Opportunity Acquisition Corp.	(a)	SPAC	KY	USD	100.00%	100.00%
Moneda Asset Management SpA (“MAM I”)		Holding company	CH	CLP	100.00%	100.00%
Moneda Corredores de Bolsa Limitada (“MCB”)		Broker	CH	CLP	100.00%	100.00%
Moneda S.A. Administradora General De Fondos (“MAGF”)		Asset management	CH	CLP	100.00%	100.00%
Moneda II SpA (“MAM II”)		Holding company	CH	USD	100.00%	100.00%
Moneda International Inc.		Investment fund manager	BV	USD	100.00%	100.00%
Moneda USA Inc.		Advisory	US	USD	100.00%	100.00%
VBI Real Estate Gestão de Carteiras S.A. (“VBI”)	(b)	Asset management	BR	BRL	50.00%	50.00%
VBI Administração Fiduciaria e Gestão Ltda		Administration	BR	BRL	50.00%	50.00%
BREOF Partners Ltda		Holding company	BR	BRL	50.00%	50.00%
VBI ND II Empreendimentos Imobiliários Ltda		Dormant	BR	BRL	50.00%	50.00%
VBI Data Center Empreendimentos Imobiliários Ltda		Dormant	BR	BRL	50.00%	50.00%
Igah Partners LLC	(c)	Asset management	US	USD	100.00%	100.00%
e.Bricks Ventures III GP, LLC		Investment fund manager	KY	USD	100.00%	100.00%
Igah Carry Holding Ltd		Carry vehicle	KY	USD	100.00%	100.00%
PEVC I General Partner IV, Ltd.	(c)	Holding company	KY	USD	100.00%	100.00%
Patria Real Estate Latam S.A.S	(b)	Holding company	UY	USD	98.90%	98.90%
Patria Private Equity Latam S.A.S		Holding company	UY	USD	100.00%	100.00%
Patria Fund Advisor Ltd.	(j)	Dormant	KY	USD	-	100.00%
PPE Fund VII, SLP, LP		Carry vehicle	KY	USD	100.00%	100.00%
VBI Holding Ltda (formerly NewCo BlueMacaw Partner Ltda.)	(e)	Holding company	BR	BRL	100.00%	100.00%
BlueMacaw S.A.	(k)	Holding company	BR	BRL	-	100.00%
VBI Asset Management Ltda.	(e)	Asset management	BR	BRL	100.00%	100.00%
KMP I Holding	(f)	Holding company	KY	USD	100.00%	100.00%
Kamaroopin Gestora de Recursos Ltda. (“Kamaroopin Ltda”)	(f)	Asset management	BR	BRL	100.00%	100.00%
Hanuman GP Cayman, LLC (“Hanuman”)	(f)	Asset management	KY	USD	100.00%	100.00%
Pat HoldCo Mexico S. de R.L. de C.V.	(d)	Holding company	MX	MXN	100.00%	100.00%
Pat Inmuebles HoldCo Mexico S. de R.L. de C.V.	(d)	Holding company	MX	MXN	100.00%	100.00%
Pat HoldCo Servicios Corporativos S. de R.L. de C.V.	(d)	Holding company	MX	MXN	100.00%	100.00%
Patria Real Estate II Ltd.	(d)	Holding company	KY	USD	100.00%	100.00%
Patria Investments Argentina S.A.	(d)	Holding company	AR	ARS	100.00%	100.00%
PI Fund V SLP, L.P.		Carry vehicle	KY	USD	100.00%	100.00%
VBI Securities Ltda. (formerly “Bari Gestao De Recursos Ltda.”)	(g)	Asset management	BR	BRL	50.00%	50.00%
Patria Asset Management S.A. (“PAM”)	(h)	Asset management	CO	COP	50.74%	50.74%
VBI Capital Ltda.	(i)	Asset management	BR	BRL	50.00%	50.00%
Move Capital S.A.	(i)	Asset management	BR	BRL	50.00%	50.00%
Patria Acquisitions Limited	(d)	Holding company	UK	GBP	100.00%	-
Tria Energía Participações Ltda.	(d)	Holding company	BR	BRL	100.00%	-
Kon Comercializadora de Energía S.A.	(d)	Energy trading company	BR	BRL	100.00%	-
Pátria Holding Financeira Ltda.	(d)	Holding company	BR	BRL	100.00%	-
Pátria Distribuidora de Títulos e Valores Mobiliários Ltda.	(d)	Dormant	BR	BRL	100.00%	-

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

"USD" United States dollars, "BRL" Brazilian Real, "GBP" Pound Sterling, "CLP" Chilean peso, "COP" Colombian peso, "HKD" Hong Kong dollar, “ARS” Argentine Peso,

"KY" Cayman Islands, "BR" Brazil, "CO" Colombia, "CH" Chile, "UK" United Kingdom, "US" United States, “BV” British Virgin Islands, “MX” Mexico, “AR” Argentina

(a)	Patria Latin American Opportunity Acquisition Corp. (the “SPAC” or “PLAO”): a special purpose acquisition company incorporated in the Cayman Island and sponsored by Patria SPAC LLC (the “SPAC Sponsor”) for the purpose of effecting a business combination with one or more businesses with a focus in Latin America.

Should PLAO not complete the initial business combination within the specified period the SPAC Class A Ordinary Shares will be redeemed from the proceeds held in the trust account.

As of March 31, 2024, the Group has not selected any business combination target for PLAO. The expectation is to complete a business combination as soon as the Group identifies a target company. The target company could potentially be identified as a related party as one of the Group’s investment funds investees. In the event of a business combination with a related party, it could result in recognition of performance fee revenue and carried interest allocation expenses for the Group. Additional details on the transaction are included in the Annual Consolidated Financial Statements and note 33.

(b)	In March 2023, the Group restructured its VBI holding, contributing the interest held by the Company in VBI to Patria Real Estate Latam S.A.S. There was no change in control or in the total interest held by the Group in VBI. However, there was a dilution of 1.1% in the Company’s direct and indirect interest in Patria Real Estate Latam S.A.S. during the year because of the transaction to acquire assets of Blue Macaw as disclosed in note 5(e) below.

(c)	Igah Partners LLC (“Igah Ventures”): a subsidiary of the Group acquired through a business combination that serves as manager of venture capital related funds. Additionally, PEVC I General Partner IV, Ltd (“Igah IV”) was also acquired. Igah Ventures and Igah IV are collectively referred to as “Igah”.

(d)	Newly incorporated subsidiaries without assets, liabilities or operations.

(e)	On April 3, 2023, VBI acquired a 100% beneficial interest in NewCo BlueMacaw Partners Ltda. renamed to VBI Holding Ltda., BlueMacaw S.A. (merged into VBI Holding Ltda) and VBI Asset Management Ltda., (collectively “Blue Macaw”). The Blue Macaw entities are located in Brazil and focus on infrastructure and real estate investments throughout Latin America. The acquisition is part of the Group’s strategy to enhance its share of the Brazilian real estate market through synergies with VBI. The Group accounted for the transaction as an asset acquisition since the principal assets acquired consist of 4 contractual rights relating to the portfolio of management contracts of the investment funds acquired.

(f)	On April 12, 2023, the Group acquired control of Kamaroopin by acquiring the remaining interest in these companies pursuant to the acquisition agreement for Kamaroopin (note 30 (a)). For purposes of the Kamaroopin transaction, KMP I Holding (fully owned by Patria Investments Limited) was incorporated.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(g)	On September 1, 2023, the Group completed the acquisition of Bari Gestao De Recursos Ltda. renamed to VBI Securities Ltda (“Bari”), a subsidiary of the Group. Bari is an asset management company focused on real estate investment products. The Group accounted for the transaction as an asset acquisition since the principal lead asset consisted of contractual rights in the management of its investment fund representing substantially all of the fair value of the gross assets acquired. There is no operational process in the entity as of the closing date. All activities, systems and industry knowledge will be taken over by VBI management.

(h)	On November 1, 2023, the Group acquired control of Gestoría Externa de Portafolios S.A. renamed to Patria Asset Management S.A. (“PAM") by acquiring 50.74% of the beneficial interest of the entity (refer to note 30).

(i)	On November 3, 2023, the Group completed the acquisition of Move Capital S.A. and Morc Gestora de Recursos de Crédito Ltda. renamed to VBI Capital Ltda. (collectively, “Move”), subsidiaries of the Group. Fifty percent of the purchase price was settled on closing with the remaining balance being due on the twelfth month following the closing and subject to adjustment per the purchase agreement after satisfying reorganization terms and conditions per the purchase agreement. The entities acquired are asset management companies. The Group accounted for the transaction as an asset acquisition since the lead asset consists of contractual rights in the management of its real estate investment fund representing substantially all of the fair value of the gross assets acquired.

(j)	This entity, with limited or no activity, was dissolved during the period and had no significant accounting impact.

(k)	This entity was merged into VBI Holding Ltda.

6	Cash and cash equivalents

	March 31, 2024	December 31, 2023
Cash at bank and on hand	24,186	12,029
Short-term deposits and shares of mutual funds (a)	2,798	4,021
Cash and cash equivalents	26,984	16,050

(a)	Short-term deposits and shares of mutual funds are cash equivalents held for the purposes of meeting short-term cash commitments with maturities of three months or less from the date of acquisition and subject to insignificant risk of changes in value.

7	Client funds on deposit and client funds payable

	March 31, 2024	December 31, 2023
Client funds on deposit	9,948	13,848
Other receivables from clients (a)	3,729	3,207
Client funds on deposit and other receivables	13,677	17,055

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	March 31, 2024	December 31, 2023
Client funds payable (a)	13,677	17,055
Client funds payable	13,677	17,055

(a)	Other receivables from clients and client funds payable are unsettled trades from brokerage activities for client transactions that are entered into and recorded on the date of the transaction. The value of the client trades is payable or receivable until settlement of the transactions.

8	Accounts receivable

Amounts receivable from customers relate to management, incentive, performance fees, reimbursement of expenses from investment funds, and financial advisory services. The Group has not recorded write-offs or allowances for uncollectible accounts receivable for the periods presented in these unaudited condensed consolidated interim financial statements.

	March 31, 2024	December 31, 2023
Current (a)	124,241	127,363
Non-current (b)	19,386	14,900
Accounts receivable	143,627	142,263

(a)	Current balances include overdue postponed collections of management fees of US$ 88.4 million (US$ 0.5 million from the current period and US$ 87.9 million related to prior years management fees renegotiations) related to PBPE Fund IV (Ontario), L.P. (“PBPE Fund IV”), Patria Real Estate III and Alpha Co-Investment Fund. The renegotiations and postponement of these collections commenced in prior years and the management fees were recognized as receivable in prior years. These relate to management past fees due and uncollected because of the Group’s decision to postpone the collection of certain investment funds billed fees. The renegotiated and postponed balances as of March 31, 2024, are expected to be recovered over the next twelve months subject to the timing of the realization of underlying investment fund assets and based on the estimated cash needs of the investment funds over the next twelve months. Management has evaluated and concluded that no allowances for uncollectible accounts needs to record supported by contracts and commitments of the investors of the funds and based on the fact that the funds have significant investments to be realized that will generate cash in order to settle the outstanding balances with the Group. The table below reflects the postponed balances as of March 31, 2024 and related revenue from management fees recognized in 2024 and 2023, the remaining balance were recognized before the year ended December 31, 2023.

Fund Structure	Postponed balance as of March 31, 2024	Year Revenue recognized (millions)
PBPE Fund IV	US$ 77.8 million	2024: US$ 2.1 2023: US$ 13.2 Pre 2023: US$ 62.5
Patria Real Estate III	US$ 10.3 million	2024: US$ 0.7 2023: US$ 2.5 Pre 2023: US$ 7.1

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Alpha Co-Investment Fund	US$ 0.3 million	2024: nil 2023: nil Pre 2023: US$ 0.3

(b)	Non-current balances as of March 31, 2024, are mainly performance fees receivable from Patria Infrastructure Fund III in 2026 of $ 9.3 million, and a receivable from Patria Private Equity Fund V (“PE V”) as disclosed under long term investments in note 12 (b). No interest is charged and the impact of the present value adjustment using the effective interest rate method at the date of initial recognition is not material.

9	Project advances

	March 31, 2024	December 31, 2023
Current	15,269	17,614
Non-current	1,863	1,972
Project advances	17,132	19,586

Project advances represent recoverable advances relating to the development process of new investment funds or to the capture of non-capitalized investment funds. In both cases, the amounts are subject to reimbursement as provided for in the respective agreements between the Group and investors.

10	Other assets

	March 31, 2024	December 31, 2023
Advances to employees	2,898	2,671
Prepaid expenses (a)	7,383	6,081
Intangible asset acquisition rights (c)	1,886	1,886
Other current assets	3,641	1,143
Other current assets	15,808	11,781

Advances for business acquisition (d)	60,046	-
Prepaid expenses (a)	235	266
Unamortized debt issuance costs	-	1,235
Deposit/guarantee on lease agreements (b)	1,680	2,012
Other non-current assets	608	285
Other non-current assets	62,569	3,798

(a)	Prepaid expenses are composed mainly of IT services paid in advance, such as renewal of licenses and technical support services. These items will be recorded as general and administrative expenses in the period in which they are incurred.

(b)	Deposits and guarantees on lease agreements are subject to reimbursement at the end of the lease contract period. Interest is not charged on these deposits.

(c)	Includes the right to acquire additional portfolio management contracts as a result of the acquisition of Move Capital S.A. (note 5(i))

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(d)	Refers to the first payment related to the agreement for the acquisition of Credit Suisse’s Real Estate business in Brazil (“CSHG Real Estate”). The transaction was structured with approximately US$ 60 million due upon completion of the standard regulatory approvals, which were received in March 2024. As of March 31, 2024, the business combination completion was still pending the funds’ investors approvals, which was concluded in May, 2024. As the business combination was not yet completed, this payment was registered as an advance (note 33).

11	Recoverable Taxes

	March 31, 2024	December 31, 2023
Income tax recoverable	3,658	3,846
Other recoverable taxes	994	168
Recoverable Taxes	4,652	4,014

Recoverable taxes consist mainly of income taxes charged in Brazil and Chile and paid in advance.

12	Investments

a.	Short-term investments

	March 31, 2024	December 31, 2023
Securities (a)	6,880	17,154
Investments held in trust account (b)	190,692	187,356
Short-term investments	197,572	204,510

(a)	Securities are liquid investment funds, with portfolios holding term deposits, equities, government bonds, and other short-term liquid securities.

(b)	Investments held in trust account are investments received through the IPO transaction of PLAO. These funds are restricted and may only be used for purposes of completing an initial business combination or redemption of public shares. These securities are classified and accounted for as Fair Value Through Profit or Loss (“FVTPL”). The investments held in the trust account are comprised of U.S. government securities.

b.	Long-term investments

	March 31, 2024	December 31, 2023

Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia (a)	18,096	18,707
Lavoro Agro Limited (b)	15,799	20,166
KMP Growth Fund II (Cayman), LP (“KMP Growth Fund II”) (c)	9,023	8,917
Lavoro Agro Fi Nas Cadeias Produtivas Agroindustriais Fiagro Direitos Creditorios (d)	2,167	2,139
Patria Infra Energia Core FIP EM Infraestrutura	3,335	4,088
Simba Fundo De Investimento Multimercado	1,000	1,038
Other investments	2,292	2,680
Long-term investments	51,712	57,735

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Some investments in securities are expected to be maintained until the investment funds' respective termination dates and are measured at FVTPL. As of March 31, 2024, the Group's ownership interest in each of these investments (excluding interest owned indirectly through investment funds in note (a) and (c) below) range from 0.00005% to 5.89% (December 31, 2023: 0.00005% to 5.78%). Refer to note 31(b) for reconciliation of movements in fair value for level 3 instruments.

(a)	Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia is a fully owned investment fund that solely includes a late-stage venture capital investment as part of the Group’s growth equity strategy. As of March 31, 2024 and December 31, 2023, this fund has an investment interest of 26.1% in Startse Informações e Sistemas S/A (“Startse”), an entity in Brazil providing an education platform and a crowdfunding platform for startups. The Group elected to measure the investment at fair value through profit or loss in accordance with IFRS 9.

(b)	The Group purchased shares on behalf of PBPE General Partner V, Ltd.’s investment fund PE V in Lavoro Agro Limited (“Lavoro”) at a price of $3.50 per share for a total investment of approximately US$ 8.2 million. Lavoro is Brazil’s largest agricultural inputs retailer and a leading provider of agriculture biologics inputs in Latin America.

These performance fees were crystallized in conjunction with the IPO of Lavoro. The limited partner of the fund and Patria agree that as a consequence of successful completion of the transaction, part of performance fee was crystallized through Lavoro shares to Patria (total amount of US$ 15.5 million). The investment fund also agreed to cover the spread between US$ 3.50 and US$ 10 per share on the future sale of the shares by the Group. As of March 31, 2024, the receivable from the investment fund amounts to US$ 4.4 million for the commitment to cover the spread.

(c)	The Group has committed approximately 24% of the capital of KMP Growth Fund II (December 31, 2023: 64%). As of March 31, 2024, KMP Growth Fund II held a direct 9.5% interest in portfolio company (December 31, 2023: 9.5%), Dr. Consulta Clinica Medica Ltda., a Brazil-based healthcare technology company, an indirect 33.2% interest in portfolio company Zenklub Serviços Ltda (December 31, 2023: 28.23%) and 22.35% indirect interest in portfolio company Consorciei Participações SA (“Consorciei”) (December 31, 2023: 22.35%). The Group elected to measure the investment at fair value through profit or loss in accordance with IFRS 9.

(d)	An investment is held in Lavoro Agro Fi Nas Cadeias Produtivas Agroindustriais Fiagro Direitos Creditorios (5.82% of the net asset value as of March 31, 2024 and 5.78% as of December 31, 2023), a trust invested in securities related to agribusiness production chains in Brazil, such as agribusiness receivables, real estate receivables backed by credits from agribusiness production chains and liquidity assets within the agribusiness.

(e)	Following is the breakdown of long-term investments by region:

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	March 31, 2024	December 31, 2023
Brazil	49,839	55,930
Other	1,873	1,805
Balance	51,712	57,735

Single investments held through investment funds are allocated in accordance with the country of incorporation of underlying investments.

c.	Derivative financial instruments

The fair value of derivative financial instruments comprised of warrants and options is determined in accordance with the criteria specified in the Annual Consolidated Financial Statements.

Below is the composition of the derivative financial instrument portfolio (assets and liabilities) by type of instrument, fair value and maturity as of March 31, 2024 and December 31, 2023.

	March 31, 2024
Derivative financial instruments	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
VBI Call option	84.248	2,806	100	-	2,806	-
Total	84.248	2,806	100	-	2,806	-

Liabilities
Warrants	132,250	1,101	100	-	1,101	-
Total	132,250	1,101	100	-	1,101	-

	December 31, 2023
Derivative financial instruments	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
The One Real Estate Investment Fund call options (a)	11,282	310	10	-	310	-
VBI Call option	86,944	2,896	90	-	2,896	-
Total	98,226	3,206	100	-	3,206	-

Liabilities
Warrants	132,250	321	100	-	321	-

Total	132,250	321	100	-	321	-

(a)	Call options were acquired from certain shareholders of The One Real Estate Investment Fund, a real estate investment fund. The call options provided the Group with the right to acquire a non-controlling interest in the real estate investment fund. The call options were not exercised and were written off in February 2024, and a loss of US$ 302 was registered in the net financial income/(expense) (note 27).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

13	Property and equipment

Changes in cost	Three-month period ended March 31, 2024
	Opening balance	Additions	Disposals	Transfer	CTA(*)	Closing balance

Furniture and fixtures	1,868	336	-	-	(90)	2,114
Building improvements	16,659	248	(355)	(926)	(823)	14,803
Office equipment	5,983	435	-	-	(231)	6,187
Right-of-use assets (a)	20,329	2,810	-	-	(926)	22,213

Total - Cost of fixed assets	44,839	3,829	(355)	(926)	(2.070)	45,317

Changes in accumulated depreciation	Three-month period ended March 31, 2024
	Opening balance	Additions	Disposals	Transfer	CTA(*)	Closing balance

(-) Furniture and fixtures	(1,334)	(36)	-	-	77	(1,293)
(-) Building improvements	(5,490)	(208)	355	-	385	(4,958)
(-) Office equipment	(3,985)	(187)	-	-	172	(4,000)
(-) Right-of-use assets (a)	(5,845)	(761)	-	-	297	(6,309)

Total - Accumulated depreciation	(16,654)	(1,192)	355	-	931	(16,560)
Property and equipment, net	28,185	2.637	-	(926)	(1.139)	28,757

Changes in cost	Three-month period ended March 31, 2023
	Opening balance	Additions	Disposals	CTA(*)	Closing balance

Furniture and fixtures	1,734	84	(3)	75	1,890
Building improvements	11,259	-	(183)	418	11,494
Office equipment	5,354	113	(145)	183	5,505
Right-of-use assets (a)	18,122	690	-	716	19,528

Total - Cost of fixed assets	36,469	887	(331)	1,392	38,417

Changes in accumulated depreciation	Three-month period ended March 31, 2023
	Opening balance	Additions	Disposals	CTA(*)	Closing balance

(-) Furniture and fixtures	(1,161)	(30)	2	(57)	(1,246)
(-) Building improvements	(4,516)	(231)	176	(261)	(4,832)
(-) Office equipment	(3,332)	(169)	142	(136)	(3,495)
(-) Right-of-use assets (a)	(2,833)	(667)	-	(146)	(3,646)

Total - Accumulated depreciation	(11,842)	(1,097)	320	(600)	(13,219)
Property and equipment, net	24,627	(210)	(11)	792	25,198

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(*) CTA – Cumulative translation adjustment

As of March 31, 2024 and December 31, 2023 there was no indication that any of these assets were impaired.

(a)	The Group is a lessee in lease agreements for which the underlying assets are the office spaces located in different jurisdictions (refer to note 21 (a)).

(b)	Following is the breakdown of the total Property and equipment assets by region:

	March 31, 2024	December 31, 2023

Brazil	8,658	9,481
Cayman Islands	6,643	3,877
Chile	6,130	7,702
Colombia	1,758	1,144
United Kingdom	1,645	1,754
United States of America	3,550	3,689
Other	373	538
Balance	28,757	28,185

Property and equipment assets are allocated based on where the assets are located, and include leasehold improvements, and right-of-use lease assets.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

14	Intangible assets and goodwill

Changes in costs				Three-month period ended March 31, 2024
	Opening					Closing
	balance	Additions	Disposals	Transfer	CTA(*)	Balance

Placement agents (a)	46,041	3,832	-	926	(400)	50,399
Contractual rights (b)	88,092	-	-	-	492	88,584
Non-contractual customer relationships (c)	120,795	-	-	-	(6,451)	114,344
Software	4,564	769	-	-	(284)	5,049
Brands (c)	19,824	-	-	-	(992)	18,832
Goodwill (d)	311,174	-	-	-	(7,272)	303,902

Total - Cost of intangible assets	590,490	4,601	-	926	(14,907)	581,110

Changes in accumulated amortization				Three-month period ended March 31, 2024
	Opening					Closing
	balance	Additions	Disposals	Transfer	CTA(*)	Balance

(-) Placement agents (a)	(31,244)	(661)	-	-	67	(31,838)
(-) Contractual rights (b)	(39,694)	(870)	-	-	(1)	(40,565)
(-) Non-contractual customer relationships (c)	(23,238)	(3,208)	-	-	891	(25,555)
(-) Software	(2,374)	(307)	-	-	(128)	(2,809)
(-) Brands (c)	(6,928)	(998)	-	-	1,126	(6,800)

Total - Accumulated amortization	(103,478)	(6,044)	-	-	1,955	(107,567)

Intangible assets, net	487,012	(1,443)	-	926	(12,952)	473,543

Changes in costs			Three-month period ended March 31, 2023
	Opening			Acquisition of		Closing
	balance	Additions	Disposals	subsidiaries	CTA(*)	Balance

Placement agents (a)	42,148	-	(3,308)	-	179	39,019
Contractual rights (b)	44,156	-	-	-	-	44,156
Non-contractual customer relationships (c)	110,591	-	-	-	4,117	114,708
Software	3,515	554	-	-	158	4,227
Brands (c)	19,075	-	-	-	754	19,829
Goodwill (d)	276,819	-	-	4,421	6,534	287,774

Total - Cost of intangible assets	496,304	554	(3,308)	4,421	11,742	509,713

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Changes in accumulated amortization			Three-month period ended March 31, 2023
	Opening			Acquisition of		Closing
	balance	Additions	Disposals	subsidiaries	CTA(*)	Balance

(-) Placement agents (a)	(32,503)	(451)	3,308	-	(36)	(29,682)
(-) Contractual rights (b)	(36,577)	(632)	-	-	-	(37,209)
(-) Non-contractual customer relationships (c)	(10,653)	(2,789)	-	-	(512)	(13,954)
(-) Software	(1,539)	(131)	-	-	(65)	(1,735)
(-) Brands (c)	(3,511)	(896)	-	-	(163)	(4,570)

Total - Accumulated amortization	(84,783)	(4,899)	3,308	-	(776)	(87,150)

Intangible assets, net	411,521	(4,345)	-	4,421	10,966	422,563

As of March 31, 2024 and December 31, 2023 there was no impairment indication for any of these assets.

(a)	Placement agents refer to amounts capitalized relating to agreements with investment placement agents relating to fundraising. These assets are amortized based on the estimated duration of the respective investment funds. In case of an early liquidation of an investment fund, the amortization period is also adjusted.

The remaining balance, as of March 31, 2024, is expected to be amortized as shown below:

	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033-2047	Total
Placement agent fees	2,608	2,181	1,609	1,609	1,585	1,585	1,585	1,528	1,053	3,218	18,561

Contractual rights refer to:

(b)	contractual rights related to the management of investment funds recognized from the asset acquisition transaction of Blue Macaw, Bari and Move and the business combination with Patria Asset Management (“PAM”) completed during the year ending December 31, 2023 and the acquisition of control of the P2 Brasil Private Infrastructure General Partner II Ltd. and P2 Brasil Holding Ltd. (collectively the “P2 Group”) on December 25, 2015 from Promon International Inc.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Inputs to determine fair value of Blue Macaw, Bari, Move and PAM contractual rights

	Blue Macaw	Bari	Move	PAM
Country	Brazil	Brazil	Brazil	Colombia
Forecast period	April 3, 2023 – December 31, 2031	September 1, 2023 – December 31, 2031	October 1, 2023 – February 28, 2032	November 1, 2023 – December 31, 2032
Consumer price index	2%-4.52%	2.06%-3.05%	2.55%-3.65%	2.5% - 6.3%
IPCA – Broad National Consumer Price Index	4%-5.96%	3.5%-4.92%	3.5%-4.6%	-
Selic/Brazilian federal funds rate	8.75%-12.75%	8.5%-11.75%	9.39%-11.86%	-
GDP	-	-	-	1%-4.9%

Intangible asset	Amortization period
	P2 Group	Blue Macaw	Bari	Move	PAM
Contractual rights	8-12 years	3-20 years	17 years	17 years	25 years

(c)	Non-contractual customer relationships refer to client relationships of Moneda, VBI, Igah and Kamaroopin acquired for the benefit of the Group through rendering of ordinary business activities by the acquired entities. VBI customer relationships have a longer expected amortization period based on the nature of the capital structure of the underlying investment funds consisting of permanent capital. Brands refer to Moneda, VBI and Kamaroopin brands acquired through business combination. The table below includes the amortization period:

Intangible asset	Amortization period
	Moneda	VBI	Igah	Kamaroopin
Non-contractual customer relationships	9 years	29 years	3 years	5 years
Brands	5 years	8 years	-	8 years

(d)	The goodwill recognized on the acquisition of Moneda, Igah, Hanuman and Patria Asset Management are not deductible for tax purposes. The goodwill recognized of VBI and the first tranche of Kamaroopin for interest held through Brazilian subsidiaries is not deductible for tax purposes until there is a merger with the acquired company. It remains unrecognized until the acquired companies are able to generate sufficient taxable income after merger to utilize any tax benefit. The deferred tax asset will be established taking into account the impact from local tax laws and regulations in the countries where the acquired companies operate following the merger.

All goodwill recognized during 2023 relates to business combination transactions of which the recoverable amount of acquired entities based on value in use. Key assumptions to determine the value-in-use includes discounted cash flow calculations based on current and past performance forecasts and considering current market indicators for the respective countries in which the entities operate.

The Group performs an impairment test annually and when circumstances indicate the carrying value may be impaired. No impairment losses on goodwill have been recognized in the current and prior year based on determining recoverable amount based on value-in-use.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(e)	The following reflects the composition of goodwill as of March 31, 2024 and December 31, 2023 (including the effects of CTA) included in intangible assets allocated per acquisition:

	March 31, 2024	December 31, 2023

Moneda	232,025	239,879
VBI	18,550	19,143
Igah	21,006	21,106
Kamaroopin	18,068	16,742
Patria Asset Management	14,253	14,304
Balance	303,902	311,174

(f)	The following is the breakdown of intangible assets by region:

	March 31, 2024	December 31, 2023

Brazil*	71,386	66,476
Cayman Islands	237,724	242,385
Chile **	106,538	120,842
Colombia***	47,220	47,224
United States of America	10,671	10,082
Other	4	3
Balance	473,543	487,012

Intangible assets are allocated based on where the assets are located and include acquired intangible assets. For acquired intangible assets, we consider that the location of the intangibles is best reflected by the location of the manager of those assets.

* Goodwill and fair value adjustments to assets and liabilities allocated to Brazil includes the impact from business combination with VBI and Kamaroopin.

** Goodwill and fair value adjustments to assets and liabilities allocated to Chile includes the impact from Moneda for acquisition of MAM I.

*** Goodwill and fair value adjustments to assets and liabilities allocated to Colombia includes the impact from acquisition of Patria Asset Management (“PAM”).

15	Personnel and related taxes payable

	March 31, 2024	December 31, 2023
Personnel and related taxes	3,985	2,393
Accrued vacation and related charges	3,117	2,810
Employee profit sharing (a)	4,662	23,569
Personnel and related taxes payable - current liabilities	11,764	28,772

Strategic bonus (b)	199	2,946
Personnel - non-current liabilities	199	2,946

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	The Group recognizes a provision for payment of profit sharing to employees, according to conditions approved by management, which is recorded as personnel expenses in the unaudited condensed consolidated income statement. The balance on December 31, 2023 of US$ 23,569 was fully settled by February 28, 2024. The settlement included equity compensation of US$ 10.9 million in the form of Class A common shares issued to selected employees and key management in lieu of cash compensation (the amount of US$ 8.7 million net of withheld taxes was converted into 595,898 Class A shares).

(b)	The Group delivers a long-term bonus (the “Strategic bonus”) for a group of its employees in exchange for long terms of service. Moneda is responsible for the operation and settlement of the Strategic bonus with the objective to retain key or strategic employees and provide alignment between employees and clients. An amount of US$ 1,6 million was paid in February 28, 2024, with full settlement of the program expected in 2026. An additional accrual of US$ 0.2 was recognized in the period, and a reversal of US$ 1.3 million was recorded as rewards and bonuses expenses (note 23).

16	Loans payable

The Group has entered into several credit agreements with various financial institutions. All of the following agreements were made with Patria Finance Ltd. (PFL) as the counterparty and the Company as guarantor.

On September 1, 2023, PFL entered into an unsecured credit facility with Banco Santander S.A. for US$ 100 million. The credit facility charges interest at SOFR plus 2.6% on an annual basis and has a maturity date of September 1, 2028. During the year ended on December 31, 2023, the Group drew down and subsequently settled US$ 25 million. During the period January 1, 2024 to March 31, 2024, the Group drew down US$ 75 million, which remains payable at March 31, 2024.

On October 11, 2023, PFL entered into two standby letters of credit (SBLCs) with Mizuho Bank, Ltd. and Citibank, N.A., each for GBP 11 million (a total of GBP 22 million). The SBLCs both charge interest at 2.5% on an annual basis and each has a maturity date of April 10, 2026. The Group has not drawn down on either SBLC as of March 31, 2024.

On January 31, 2024, PFL entered into two term loans with Mizuho Bank, Ltd. and Citibank, N.A., each for US$ 38 million (a total of US$ 76 million). The term loans both charge interest at SOFR plus 2.5% on an annual basis and each has a maturity date of January 31, 2027. The Group has not drawn down on either loans as of March 31,2024.

On March 8, 2024, PFL entered into a revolving credit facility with Banco Santander, S.A. for US$ 25 million. The credit facility charges interest at SOFR plus 2.5% on an annual basis and has a maturity date of March 8, 2025. During the period January 1, 2024 to March 31, 2024, the Group drew down US$ 10 million, which remains payable at March 31, 2024.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The Group drew down US$ 85 million on the credit agreements described above during the period ended March 31, 2024, and has unamortized financing costs of US$ 1.7 million.

The following table presents the changes in the loans for the period ended March 31, 2024:

Balance as of December 31, 2023	-

Borrowings	85,000
Transfer of unamortized debt issuance costs from other non-current assets	(1,235)
Debit issuance costs	(469)
Debit issuance costs amortization	73
Interest expense	451

Balance as of March 31, 2024	83,820

Current	10,451
Non-current	73,369

Covenants

According to the terms of the credit agreements, the Group is committed to being compliant with the following financial covenants, on an annual basis:

(i)	To maintain a Total Debt to Fee Related Earnings (“FRE”) not exceeding 2.5:1.0; and

(ii)	To maintain a minimum Assets Under Management (“AUM”) of $20,000 million.

As of March 31, 2024, the entity was compliant with the covenants.

17	Taxes payable

	March 31, 2024	December 31, 2023
Taxes on revenues	1,462	1,738
Income taxes	2,440	1,872
Other taxes payable	114	292
Taxes payable	4,016	3,902

18	Other liabilities

	March 31, 2024	December 31, 2023
Suppliers	6,752	4,808
Lease liabilities (a)	3,165	3,014
Unearned revenue (b)	29,415	-
Dividends payable (c)	1,694	2,040
Other current liabilities	204	203
Other current liabilities	41,230	10,065

Lease liabilities (a)	14,197	12,822
Other non-current liabilities	110	202
Other non-current liabilities	14,307	13,024

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Lease liabilities (a)	14,197	12,822
Other non-current liabilities	110	202
Other non-current liabilities	14,307	13,024

(a)	The Group is the lessee in lease agreements for which the underlying assets are the office spaces located in Grand Cayman, Bogotá, London, New York, Montevideo, Santiago and São Paulo as disclosed in note 21.

(b)	Unearned revenues relate to management fees of the funds domiciled in the Cayman Islands already billed but services are expected to be rendered from April through June 2024.

(c)	Dividends payable to the previous owners of VBI prior to acquisition by the Group that remain payable on March 31, 2024.

19	Deferred taxes

Deferred tax assets	December 31, 2022	(Charged)/credited		March 31, 2023	December 31, 2023	(Charged)/credited		March 31, 2024
		to profit or loss	directly to equity / CTA			to profit or loss	directly to equity / CTA

Derivative options (a)	6	-	-	6	10,643	-	(330)	10,313
Employee profit sharing provision and other personnel accruals (b)	4,769	(2,144)	138	2,763	3,249	(1,806)	(146)	1,297
Deferred tax on intangible assets from business combination	776	229	27	1,032	1,818	39	(55)	1,802
Business combination – earnout	191	101	8	300	639	502	2	1,143
Tax losses	75	(7)	6	74	26	7	(3)	30
Tax on Accrual for expenses	41	(20)	1	22	15	12	-	27
Tax depreciation of fixed assets	(558)	(33)	(52)	(643)	(305)	40	31	(234)
Deferred tax on performance fees - IFRS 15	(3,581)	(34)	(98)	(3,713)	(625)	316	19	(290)
Gain from bargain purchase	(142)	9	(11)	(144)	(107)	6	11	(90)
Impact of IFRS 16	176	(54)	4	126	174	(21)	(1)	152
Other	2	(3)	(12)	(13)	(55)	112	(28)	29

Net deferred tax assets	1,755	(1,956)	11	(190)	15,472	(793)	(500)	14,179

(a)	Deferred tax on temporary differences from fair value movements of VBI Option arrangements as a result of changes in unobservable inputs impacting the fair value of the VBI Option arrangements to exercise in order to acquire the non-controlling interest of VBI in accordance with the pre-determined inputs of the VBI Option arrangements. The impact from the movements in fair value impacting deferred tax are derived from the fair value adjustments booked in a Brazilian tax jurisdiction for the subsidiary of the group holding both VBI Option arrangements and measured at fair value at the Brazilian subsidiary level which has no control over VBI. The difference in measurement basis between subsidiary and consolidated level is due to control existing only at the consolidated level and consequently there is a deferred tax asset impact arising from unrealized losses on the VBI put option.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(b)	Deferred tax on temporary differences in the provision for employee profit-sharing.

20	Provisions and contingent liabilities

For the periods covered by these unaudited condensed consolidated financial statements, the Group was not directly involved in lawsuits for which the possibility of loss was probable. Therefore, no provision was recorded pursuant to IAS 37 (Provisions, Contingent Liabilities, and Contingent Assets) relating to any of the below matters.

Taxes

In 2017 and 2018, the Company’s subsidiaries Patria Investimentos Ltda. (“PILTDA”) and Patria Infraestrutura Gestão de Recursos Ltda. (“PINFRA”), became involved in administrative proceedings to defend the exemption of municipal tax over services (“ISS”). In 2019, Municipality of São Paulo obtained a favorable judgment; however, these administrative proceedings gave rise to judicial lawsuits, for which decisions are still pending. PINFRA was subsequently merged into PILTDA on September 30, 2020. As of March 31, 2024, management assisted by external legal counsel assessed the risk of loss relating to these lawsuits as possible and estimated the potential loss for PILTDA as US$ 3,138 (US$ 3,133 as of December 31, 2023) and for PINFRA as US$ 3,430 (US$ 3,452 as of December 31, 2023). As of March 22, 2022, PILTDA was notified of additional administrative proceedings related to the exemption of ISS between 2017 and 2019. Management, assisted by external legal counsel, assessed the risk of loss relating to these additional lawsuits as possible and evaluated the additional potential loss for PILTDA as US$ 4,254 as of March 31, 2024 (US$ 4,390 as of December 31, 2023).

During January 2020, PILTDA received infraction notices for an amount as of March 31, 2024 of approximately US$ 6,499 (US$ 6,585 as of December 31, 2023) related to taxes on gross revenue and an amount of approximately US$ 2,488 (US$ 2,512 as of December 31, 2023) related to labor taxes, for which external legal counsel assessed the risk of loss relating to these lawsuits as possible.

21	Commitments

The Group is subject to commitments which occur in the normal course of business. The Group plans to fund these commitments out of existing facilities and internally generated funds.

a.	Lease commitments

The lease commitments in which the Group is a lessee refer to the leasing of its office spaces located in Grand Cayman, Bogotá, London, Montevideo, New York, Santiago and São Paulo. The unaudited Condensed Consolidated Statement of Financial Position and the Condensed Consolidated Income Statement discloses the following amounts relating to leases:

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Amounts recognized in the Condensed Consolidated Statement of Financial Position

	March 31, 2024	December 31, 2023
Right-of-use assets	22,213	20,329
(-) Depreciation of right-of-use assets	(6,309)	(5,845)
Right-of-use assets	15,904	14,484

Lease liabilities (other current liabilities)	3,165	3,014
Lease liabilities (other non-current liabilities)	14,197	12,822
Lease liabilities	17,362	15,836

Amounts recognized in the Condensed Consolidated Income Statement

	Three-month periods ended March 31,
	2024	2023
Depreciation of right-of-use assets	(761)	(667)
Interest on lease liabilities	(329)	(344)
Principal paid	(648)	(211)

Refer to note 31 liquidity risk disclosures for maturity analysis on lease contracts.

Refer to note 32 for disclosures on leases with a related party.

b.	Consideration payable on acquisition

The following table reflects consideration payable from acquisition transactions.

	March 31, 2024	December 31, 2023
Deferred consideration payable – Moneda (i)	22,359	48,710
Consideration payable on acquisition – Bari	3,401	3,570
Consideration payable on acquisition – Move	1,886	1,886
Contingent consideration payable on acquisition – VBI	10,991	-
Consideration payable on acquisition – VBI (iii)	564	2,553
Consideration payable on acquisition – Bancolombia	1,350	1,348
Consideration payable on acquisition – Kamaroopin (ii)	1,009	1,020

Current liabilities – consideration payable on acquisition	41,560	59,087

Consideration payable on acquisition – Bancolombia (note 30(b))	24,689	24,652
Contingent consideration payable on acquisition – VBI	-	11,053
Contingent consideration payable on acquisition – Kamaroopin (note 30(a))	7,637	7,148

Non-current liabilities – consideration payable on acquisition	32,326	42,853

i.	The Moneda business combination transaction included US$ 58.7 million on acquisition date expected to be paid to Moneda’s former partners who are currently employees of the Group. The amount to be paid in exchange for their services was subject to a time vesting period up until December 1, 2023 and December 1, 2024, and payable in two equal installments in cash. On December 4, 2023, an amendment to the transaction purchase agreement for Moneda was concluded to settle the first instalment due in the Company’s Class A common shares rather than

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

cash for strategic liquidity purposes. On January 10, 2024, US$ 28.7 million was settled with the issuance of 1,879,977 of the Company’s Class A common shares.

This expense is recognized as a compensation expense as the employees render services and is not part of the Purchase Price Allocation. For the three-month periods ended March 31, 2024 and 2023, US$ 2.4 million and US$ 6.1 million was recognized, respectively, as an expense in the Group’s Condensed Consolidated Income Statement. Deferred consideration expenses in the Group’s Consolidated Income Statement.

ii.	Consideration payable for the acquisition of the first tranche of Kamaroopin (when acquired as an associate of the Company in 2022) will be paid in the next 12 months.

iii.	The consideration payable to VBI is indexed to interbank interest rates (CDI) in Brazil as per the terms of the acquisition agreement. The liability includes the second installment payable to the selling shareholder of VBI and a preferred dividend payable to the preferred shareholders of VBI, determined in accordance with the terms of the acquisition agreement. The second installment was paid July 3, 2023.

c.	SPAC commitments liability

The holders of SPAC Class A Ordinary Shares of PLAO have the right to redeem their shares in cash at the earliest of (i) upon the completion of PLAO’s initial business combination or (ii) 15 months or up to 21 months (if extended) from the closing of the IPO transaction (refer to note 33).

The Group accounts for the SPAC Class A Ordinary Shares subject to redemption as a financial liability measured at amortized cost which as of March 31, 2024, was US$ 190,692 (December 31, 2023: US$ 187,356). The instrument was initially recognized at fair value, net of the corresponding eligible transaction costs. The warrant component issued to the shareholders of PLAO is separately accounted for as derivatives and measured at fair value with the change in fair value recorded in the statement of income, in accordance with the Annual Consolidated Financial Statements.

Movements during the period on the Group’s commitment subject to possible redemption are detailed below. Movements of the SPAC’s IPO initial costs and interest earned represent a non-cash charge against commitments subject to redemption and has no impact on the Group’s consolidated cash flow statement during the period which will be settled upon any redemptions:

Commitment subject to possible redemption
Balance at December 31, 2022	234,145
Amortization of SPAC IPO initial cost	3,343
Interest earned on trust account	2,570
Balance at March 31, 2023	240,058

Balance at December 31, 2023	187,356
Interest earned on trust account	2,436
Deposits	900
Balance at March 31, 2024	190,692

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

d.	Gross obligation under put option

i.	VBI –Option arrangements

The business combination with VBI (as disclosed in the Annual Consolidated Financial Statements), concluded on July 1, 2022, included VBI Option arrangements with the non-controlling shareholders, exercisable at future dates, detailed below:

• The VBI call option and VBI put option (after amendment of the shareholders agreement in 2023) shall only be exercisable between the second anniversary of the acquisition closing date (inclusive) and the third anniversary date of the acquisition closing date (inclusive).

ii.	Igah IV –Option arrangements

The business combination with Igah IV (as disclosed in the Annual Consolidated Financial Statements), concluded on November 30, 2022, includes Igah Option arrangements with the selling shareholders of Igah IV, exercisable at specified future dates, detailed below:

• The Igah call option shall only be exercisable between the acquisition date (inclusive) and the fifth anniversary date of the acquisition closing date (inclusive).

• The Igah put option shall only be exercisable up to 2 months after the expiry of the Igah call option (inclusive).

Movements during the period on the Group’s gross obligation under the VBI put option and the Igah put option are detailed below.

Purchase commitments for minority interests shares
	Note	VBI	Igah IV	Total
Balance at December 31, 2023		81,588	11,338	92,926
Cumulative translation adjustment		(2,553)	-	(2,553)
Gross obligation adjustments	26(b)	2,577	178	2,755
Balance at March 31, 2024		81,612	11,516	93,128

Balance at December 31, 2022		65,544	7,884	73,428
Cumulative translation adjustment		1,814	-	1,814
Purchase price allocation adjustments		-	2,455	2,455
Gross obligation adjustments	26(b)	1,839	225	2,064
Balance at March 31, 2023		69,197	10,564	79,761

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

22	Net revenue from services

	Three-month periods ended March 31,
	2024	2023
Revenue from management fees	66,338	58,796
Revenue from incentive fees	-	82
Revenue from performance fees (a)	-	15,452
Fund fees	66,338	74,330

Revenue from advisory and other ancillary fees	1,304	488

Total gross revenue from services	67,642	74,818

Rebate fees (b)	(2,451)	-

Taxes on revenue	(1,283)	(1,066)

Net revenue from services	63,908	73,752

The following is a breakdown of revenue by region (c):
Brazil	12,267	9,159
British Virgin Islands	-	23
Cayman Islands	34,167	51,573
Chile	12,497	11,871
Colombia	3,049	-
Uruguay	554	-
United Kingdom	732	-
United States of America	643	1,126
Net revenue from services	63,908	73,752

(a)	Performance fees are primarily generated when the return of the investment funds surpasses the performance hurdle set out in the related charters. In the period ended March 31, 2023, an amount of US$ 15.5 million is included under performance fees from PE V relating to the Lavoro transaction as described in note 12(b).

(b)	In previous periods, rebate fees were presented as general and administrative expenses.

(c)	Disclosure of revenue by geographic location is based on the registered domicile of the manager receiving fees. The investment funds managed by the Group attract and retain many global investors that represent the Group's portfolio of clients. None of the Group's individual clients represents more than 10% of the total revenues for the presented years.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

23	Personnel expenses and carried interest allocation

	Three-month periods ended March 31,
	2024	2023

Salaries and wages	(10,105)	(9,609)
Officers' Fund	-	(44)
Rewards and bonuses	(3,913)	(4,636)
Social security contributions and payroll taxes	(1,440)	(1,465)
Restructuring costs – personnel (a)	(528)	(571)
Share based incentive plan (note 29(d))	(447)	(260)
Strategic Bonus	(206)	(359)
Other short-term benefits	(1,806)	(1,457)
Personnel expenses	(18,445)	(18,401)

Carried interest allocation (b)	-	(5,408)

(a)	Restructuring costs of personnel refers to costs associated with the implementation of streamlining initiatives and cost reduction plan in the operating activities of the Group, mainly driven by consolidation/integration of businesses.

(b)	Carried interest allocation refers to the Group’s employees’ right to up to 35% of the performance fees recognized from certain investments funds. As of March 31, 2024, US$ 27.8 million (US$ 9.3 million current and US$ 18.5 million non-current) remains payable primarily related to performance fees recognized from investment funds.

24	Amortization of intangible assets

	Three-month periods ended March 31,
	2024	2023

Amortization of non-contractual customer relationships (note 15)	(3,208)	(2,789)
Amortization of contractual rights (note 15)	(870)	(632)
Amortization of placement agents’ fees (note 15)	(661)	(451)
Amortization of brands (note 15)	(998)	(896)
Amortization of software (note 15)	(307)	(131)
Amortization of intangible assets	(6,044)	(4,899)

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

25	General and Administrative expenses

	Three-month periods ended March 31,
	2024	2023
Professional services	(3,628)	(2,926)
IT and telecom services	(1,422)	(1,650)
Rebate fees	-	(1,118)
Depreciation of right-of-use assets	(761)	(667)
Travel expenses	(858)	(461)
Marketing and events	(768)	(413)
Occupancy expenses	(217)	(326)
Depreciation of property and equipment	(431)	(430)
Professional services - SPAC	(306)	(163)
Insurance	(196)	(265)
Taxes and contributions	(168)	(172)
Materials and supplies	(104)	(96)
Other administrative expenses	(331)	(259)
General and Administrative expenses	(9,190)	(8,946)

26	Other income/(expenses)

	Three-month periods ended March 31,
	2024	2023
Amortization of SPAC IPO initial cost (notes 5(a) and 21(c))	-	(3,343)
Transaction costs (a)	(718)	(1,521)
Contingent consideration adjustments(b)	(2,265)	(716)
Gross obligation adjustments (b)	(2,754)	(2,064)
Deferred consideration adjustments	-	(385)
Integration costs (c)	(609)	(399)
Other	(640)	(15)
Other income/(expenses)	(6,986)	(8,443)

(a)	Transaction costs relate to expenses incurred on acquisition of subsidiaries for business combination.

(b)	Measurement of the present value of considerations payable (note 21 (b)) and gross obligations under put option (note 21(d)) for acquired businesses, included under other income/(expenses) based on its correlation with the Groups’ expansion strategy through acquisition activity. The movement for the three-month period ended March 31, 2024 relate to the impact from unwinding the discount related to the time value of money, reflecting the change in the carrying value of the payables that is attributable to the passage of time and decrease in the effective yield.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(c)	Expenses incurred to third party service providers assisting in the reorganizing and integration of acquired businesses to improve the Group’s long-term future performance and efficiency.

27	Net financial income/(expense)

	Three-month periods ended March 31,
	2024	2023
Financial income
Net financial investment income	501	676
Realized gains from long-term investments	74	192
Unrealized gains on other derivative financial instruments	-	745
Unrealized gains on asset-linked receivable (note 12(b))	4,367	10,012
Unrealized gains on forward	-	63
Other financial income	10	14
Total finance income	4,952	11,702

Financial expenses
Unrealized losses on long-term investments	(3,070)	(9,985)
Realized losses on forward	-	(195)
Unrealized loss on warrant liability	(780)	(4)
Interest on lease liabilities	(329)	(344)
Realized losses on other derivative financial instruments	(302)	-
Net exchange variation	(251)	(1,092)
Commission and brokerage expenses	(208)	(107)
Other financial expenses	(579)	(232)
Total finance expenses	(5,519)	(11,959)

Net financial income/(expense)	(567)	(257)

28	Income taxes expenses

As an entity headquartered in the Cayman Islands, the Company is subject to a tax neutral regime. However, the Group's subsidiaries headquartered in Brazil, Colombia, Chile, the United Kingdom, the United States of America, and Hong Kong are subject to income taxes as set out by local tax laws.

	Three-month periods ended March 31,
Reconciliation of income tax	2024	2023

Income before income taxes	20,073	20,690

Impact of difference in tax rates of foreign subsidiaries	(4,220)	(3,131)

Total income taxes (a)	(4,220)	(3,131)
Current (b)	(3,427)	(1,175)
Effective tax rate current	14.1%	4.9%
Deferred (c)	(793)	(1,956)
Effective tax rate	21.0%	15.1%

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

a)	No amounts related to income taxes have been recognized directly in equity.

b)	The current income tax expense charge is primarily related to the effects of different tax rates of the Group’s Brazilian and Chilean subsidiaries.

c)	The deferred income tax charge is primarily related to Brazilian taxes on unrealized fair value adjustments related to the VBI option arrangements.

International Tax Reform – Pillar Two

As specified in the Annual Consolidated Financial Statements, the International Tax Reform - Pillar Two Model Rules, also referred to as the "Global Anti-Base Erosion" or "GloBE" Rules, was released by the Organization for Economic Co-operation and Development (OECD) on December 20, 2021. For the period ending March 31, 2024, the Group has not incurred any top-up tax, considering it did not meet the requirements to be classified as a large multinational enterprise. The global revenues accounted for under IFRS have not exceeded EUR 750 million in at least two of the last four years, and the Group also does not expect to exceed the mentioned threshold in the 2024 financial year. Thus, no further recognition or disclosure assessment was performed for the period ended March 31, 2024.

29	Equity

(a)	Capital

On January 13, 2021, the Company carried out a share split of 117:1 (one hundred and seventeen for one). As a result, the share capital previously represented by 1,000,000 common shares, with a par value of US$ 0.001 each, totaling US$ 1 (one thousand dollars) was increased to 117,000,000 common shares. The share split has been applied retrospectively to all figures in the consolidated financial statements and notes regarding the number of shares and per share data as if the share split had been in effect for all years presented.

The Company’s Memorandum and Articles of Association (“Articles of Association”) authorizes the issuance of up to US$100,000, consisting of 1,000,000,000 shares of par value US$0.0001. Of those authorized shares, (i) 500,000,000 are designated as Class A common shares, (ii) 250,000,000 are designated as Class B common shares, and (iii) 250,000,000 are undesignated as yet and may be issued as common shares or shares with preferred rights. Class B common shares are entitled to 10 votes per share and Class A common shares are entitled to one vote per share.

The Company currently has a total of 150,729,813 common shares issued and outstanding, of which 57,784,383 are Class A common shares and 92,945,430 are Class B common shares.

Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then-outstanding Class B common shares,

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in the Articles of Association. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding.

Restrictions on transfer

Each of Patria Holdings Limited shareholders (which include entities beneficially owned by the founders of the Company and certain directors and executive officers) have agreed to lock-up restrictions on the sale of shares in Patria Holdings Limited for a period of five years from the consummation of the IPO, except for lock-up restrictions applicable to shares beneficially owned by certain key management, which terminates in 2024. Any exception to these restrictions would require an amendment or waiver of such limitations among the shareholders of Patria Holdings Limited.

As part of the Moneda business combination, Moneda’s former partners have entered into a Moneda Lock-Up Agreement restricting them from selling any shares held by them, disclosing their intention to sell any shares held by them, converting Class B common shares into Class A common shares, entering into any derivative transactions or making any demand for the registration of any shares held by them. These restrictions are in place from the fifth anniversary of the Moneda acquisition's closing date until the earlier of (a) the Moneda former partner's termination of employment with the Group or its affiliates, and (b) the 60th day after the expiration of the relevant tax statute of limitations for 50% of the relevant collateral shares.

As of March 31, 2024 and December 31, 2023, the issued share capital was distributed as follows:

	March 31, 2024		December 31, 2023
	Shares	Capital (US$)	Shares	Capital (US$)
Total	150,729,813	15,074	148,253,938	14,826
Class A	57,784,383	5,779	55,308,508	5,531
Class B	92,945,430	9,295	92,945,430	9,295

(b)	Additional paid-in capital

The Additional Paid-in Capital amounts recorded as of March 31, 2024 and December 31, 2023 are presented below:

	March 31, 2024	December 31, 2023
Class A	351,995	314,592
Class B	186,106	186,102
Total	538,101	500,694

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

On January 10, 2024, the Company issued 1,879,977 Class A common shares (US$ 28.7 million) in part settlement of the Moneda deferred consideration. On February 28, 2024, the Company issued 595,898 Class A common shares in part settlement of bonuses for selected employees and key management (US$ 8.7 million) (see note 15(a)).

(c)	Dividends

Dividends are declared and paid to the Company’s shareholders on a pro-rata basis.

Dividends declared and paid by the Group to the Company’s shareholders for the three-month periods ended March 31, 2024 and March 31, 2023 were:

Shareholder	2024		2023
		US$*		US$*
Class A	22,964	0.3974	16,708	0.3080
Class B	36,939	0.3974	28,627	0.3080
Total	59,903	0.3974	45,335	0.3080

(*) Per thousand shares after share split, see note 29(a).

(d)	Share based incentive plans

The equity incentive programs under the long-term incentive plan (“LTIP”) are restricted share plans in which eligible participants include members of the Group’s management and its employees. Beneficiaries under the equity incentive programs are granted rights to shares based on certain criteria (time and performance vesting conditions). The final eligibility of any beneficiary to participate in the LTIP is determined by the LTIP Committee.

The LTIP was approved and launched on November 28, 2022. From 2022 going forward a maximum of 600,000 shares can be granted from the LTIP. As of March 31, 2024, Grants A and B disclosed below have been granted from the LTIP.

A new LTIP was approved and launched on February 26, 2024. From 2024 going forward, a maximum of 5,380,000 shares can be granted from the LTIP. As of March 31, 2024, Grant C and Matching program disclosed below have been granted from the LTIP.

Grant A

Grant A was provided to eligible participants commencing from January 2022 in accordance with the terms of the LTIP.

The defined maximum number of shares under Grant A shall not exceed 101,408 (84,506 Performance Restricted Units (“PSUs”) were granted to eligible participants under Grant A and the remaining 16,902 PSUs may be issued in the future, subject to the boost grant requirements being met.)

Grant B

Grant B was provided to eligible participants commencing from January 2023 in accordance with the terms of the LTIP.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The defined maximum number of shares under Grant B shall not exceed 357,132 (297,610 Performance Restricted Units (“PSUs”) were granted to eligible participants under Grant B and the remaining 59,522 PSUs may be issued in the future, subject to the boost grant requirements being met.)

Grant C

Grant C was provided to eligible participants commencing from January 2024 in accordance with the terms of the LTIP.

The defined maximum number of shares under Grant C shall not exceed 3,387,278 Performance Restricted Units (“PSUs”) (2,822,732 Performance Restricted Units (“PSUs”) were granted to eligible participants under Grant C, and the remaining 564,546 PSUs may be issued in the future, subject to the boost grant requirements being met) and 543,953 Restricted Stock Units (“RSUs”).

Matching program

The Matching program was provided to eligible participants commencing from February 2024 in accordance with the terms of the LTIP.

The defined maximum number of shares under the Matching program shall not exceed 924,008 Restricted Stock Units (“RSUs”).

IPO Grant

The IPO Grant was subject to the completion of the IPO registration and approved by the board of director’s meeting on May 19, 2021 and is closed to new participants. The IPO grant mirrors the vesting conditions of Grant A, excluding the commencement date and share price on grant date used for measuring achievement of time and vesting conditions.

The defined maximum number of shares under the IPO grant should not exceed 410,115 (289,183 PSUs were granted and the remaining 120,932 PSU might be issued subject to the boost grant requirements being met.

The table below reflects the PSU activity for the three-month period ending March 31, 2024 and March 31, 2023.

	IPO Grant	Grant A	Grant B	Grant C	Grant C	Matching program
	Number of PSUs (in thousands)				Number of RSUs (in thousands)
Outstanding, December 31, 2022	184	85	-	-	-	-
Granted	-	-	298	-	-	-
Forfeited	-	-	-	-	-	-
Outstanding, March 31, 2023	184	85	298	-	-	-

Outstanding, December 31, 2023	131	85	297	-	-	-
Granted	-	-	-	2,823	544	924
Forfeited	-	-	-	-	-	-
Outstanding, March 31, 2024	131	85	297	2,823	544	924

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

No shares were exercised, expired or vested during the period. Refer to note 23 for expenses incurred for the three-month periods ending March 31, 2024, and March 31, 2023.

The intention of the Committee as of March 31, 2024, was to settle any future vesting through delivery of Class A common shares to participants.

LTIP	Grant date	Weighted-average fair value
IPO grant	January 22, 2021	US$ 15.95
Grant A	December 1, 2022	US$ 9.15
Grant B	January 22, 2023	US$ 10.76
Grant C - PSU	January 1, 2024	US$ 9.87
Grant C - RSU	January 1, 2024	US$ 15.51
Matching program	February 28, 2024	US$ 14.89

The original weighted-average fair value of PSU shares was determined on the grant date and calculated based on the Monte Carlo simulation model, which incorporates the effects of the performance conditions on the fair value. Dividends were not considered separately in the model since the participants are compensated with more shares when dividends are distributed during the vesting period and because the Total Shareholder Return (“TSR”) performance condition already considers dividends distributed as part of the calculation.

(e)	Earnings per share (basic and diluted)

Basic earnings per share have been calculated based on the Group’s consolidated net income for the year attributable to the holders of the Company’s common shares.

Share based incentive plan

The dilutive effect of the equity incentive programs is dependent on whether vesting conditions are deemed to be met as of the reporting date. As of March 31, 2024, Grant B and Grant C had met the TSR performance condition and the weighted average impact (approx. 296,000 and 840,000 shares respectivelly) was included as part of calculated diluted earnings per share. As of March 31, 2023 the TSR performance condition was not met.

The weighted average impact of share based incentive plans without performance conditions (RSU shares) was included as part of calculated diluted earnings per share (approx. 872,000 shares).

Moneda

On December 4, 2023 an amendment to the Moneda transaction purchase agreements was executed with Moneda’s former partners who are currently employees of the Group to settle the first installment of deferred consideration with equity compensation through issuance of the Company’s Class A common shares (note 21(b)(i)). On January 10, 2024, 1.88 million Class A common shares were issued. The weighted average impact of the issuance (approximately 1,692,000 shares) has been included in the basic earnings per thousand shares below.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

VBI

The Group further assessed the potential dilution on earnings per thousand shares based on issuing Class A common shares to acquire the non-controlling interest of VBI per the VBI call option (note 12(c)) to be settled in a combination of cash consideration and Class A common shares (the equity portion of consideration is expected to be at least 50% of the total value). Call options on the shares held by non-controlling shareholders have been excluded from the calculation of diluted earnings per share as their inclusion would be anti-dilutive for the three-month periods ended March 31, 2024, and 2023. The VBI call option could potentially dilute basic earnings per share in the future.

Igah

The impact from Igah Option arrangements to be settled in Class A common shares was excluded from the calculated diluted earnings per share as their inclusion would be anti-dilutive and conditions to exercise the options have not been satisfied as of reporting date.

Employee-profit sharing

As disclosed under note 15(a) certain employees eligible to receive their employee-profit sharing awards for the year ending December 31, 2023 were settled with the Company’s Class A common shares. As the shares vested on receipt of the equity compensation, settled in February 28, 2024, the weighted average impact of the issuance (approximately 212,000 shares) has been included in the basic earnings per thousand shares below.

There are no further outstanding financial instruments or agreements convertible into potentially dilutive common shares in the reporting periods.

	Three-month periods ended March 31,
	2024	2023

Net income for the period attributable to the Owners of the Company	15,449	17,243
Basic weighted average number of shares	150,157,792	147,525,622
Basic earnings per thousand shares	0.10289	0.11688
Diluted weighted average number of shares	152,165,829	147,552,748
Diluted earnings per thousand shares	0.10153	0.11686

(f)	Cumulative Translation Adjustments

The Company translates the financial information of its subsidiaries from their functional currency to U.S. dollars, which is the Company's and the Group's presentation currency. The effects of the translation are accounted for and presented on Equity under the caption "Cumulative Translation Adjustments".

(g)	Non-controlling interests

As of March 31,2024 and December 31, 2023, the Group had two subsidiaries with non-controlling interests per the table below.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

		Equity (*)		Income (Loss) (*)
	Interest	March 31, 2024	December 31, 2023	Three-month periods ended
				2024	2023
Non-controlling interest in VBI Real Estate Gestão de Carteiras S.A.	50%	(35,985)	(37,564)	(15)	316
Non-controlling interest in Patria Asset Management (PAM)	49.26%	19,354	16,417	419	-

Set below is summarized financial information for the VBI subsidiary that has non-controlling interests. The amounts disclosed are before inter-company eliminations.

Summarized Condensed Consolidated Statement of Financial Position	VBI		PAM
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Current assets	5,753	8,142	7,969	6,867
Current liabilities	(7,521)	(8,285)	(2,102)	(1,364)
Current net assets	(1,768)	(143)	5,867	5,503

Non-current assets	28,205	26,613	16,840	16,317
Non-current liabilities	(234)	(614)	(57)	(57)
Non-current net assets	27,971	25,999	16,783	16,260

Net assets	26,203	25,856	22,650	21,763

Summarized Condensed Income Statement	VBI	Allocated to NCI	PAM	Allocated to NCI
	3 month period ended March 31, 2024		3 month period ended March 31, 2024
	2024		2024
Net revenue from services	3,696	1,848	3,049	1,502
Revenue from management fees	3,901	1,951	3,049	1,502
Taxes on revenue	(205)	(103)	-	-

Personnel expenses	(856)	(428)	(1,447)	(713)
Amortization of intangible assets	(1,530)	(765)	-	-
General and administrative expenses	(436)	(218)	(298)	(147)
Share of profits of associates	(210)	(105)	-	-
Other income/(expenses)	-	-	13	6
Net financial income/(expenses)	(264)	(132)	(7)	(3)

Income before income tax	400	200	1,310	645

Income taxes	(430)	(215)	(459)	(226)
Current	(747)	(374)	(459)	(226)
Deferred	317	159	-	-
Net income for the period	(30)	(15)	851	419

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Summarized Condensed Income Statement and Condensed Statement of Comprehensive Income	VBI	Allocated to NCI
	3 month period ended March 31, 2023	3 month period ended March 31, 2023

Net revenue from services	2,316	1,158
Revenue from management fees	2,506	1,253
Taxes on revenue	(190)	(95)

Personnel expenses	(770)	(385)
Amortization of intangible assets	(314)	(157)
General and administrative expenses	(357)	(179)
Share of profits of associates	39	20
Net financial income/(expenses)	2	1

Income before income tax	916	458

Income taxes
Current	(249)	(124)
Deferred	(35)	(18)
Net income for the period	632	316

	VBI - Non-controlling interest	PAM - Non-controlling interest
Balance at December 31, 2023	(37,564)	16,417
Net income for the period	(15)	419
Dividends declared (a)	(915)	-
Capital contributions	2,204	-
Cumulative translation adjustment	305	2,518
Balance at March 31, 2024	(35,985)	19,354

VBI - Non-controlling interest
Balance at December 31, 2022	(39,330)
Net income for the period	316
Dividends declared (a)	(2,677)
Cumulative translation adjustment	(3,107)
Balance at March 31, 2023	(44,798)

(a)	The dividends declared to non-controlling interests represent the share of the subsidiary’s profits that are distributed to the shareholders who hold the non-controlling interests. These dividends are accounted for as a decrease in equity attributable to non-controlling interests.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Gross obligation – non-controlling interest

The VBI business combination includes a VBI put option arrangement related to the non-controlling interest of VBI as disclosed in note 12 (c). The amounts payable under the option arrangement are recognized as a financial instrument reflecting the present value of the expected gross obligation payable under the VBI put option and included under non-controlling interest in the Condensed Consolidated Statement of Changes in Equity. As of March 31, 2024, the gross obligation had a present value of US$ 81.6 million (December 31, 2023: US$ 79 million).

30	Business combinations

The following table presents the amounts recorded relating to the Group’s business combinations completed during the year ended December 31, 2023 in accordance with IFRS 3. No business combinations were completed during the period ending March 31, 2024.

As disclosed in the Annual Consolidated Financial Statements (note 32), the group entered into agreements for the following acquisitions: (i) Abrdn Inc, (ii) Credit Suisse’s Real Estate business in Brazil (“CSHG Real Estate”) and (iii) Energy Trading company. As of the issuance date of these unaudited condensed consolidated interim financial statements, those transactions have closed during the subsequent event period (see note 33).

(a)	Kamaroopin and Hanuman

On April 12, 2023, the Group closed on the transaction with the controlling shareholder of Kamaroopin to acquire the remaining 60% interest and enter a business combination with Kamaroopin. The acquisition is structured as a combination of cash and equity consideration. Details of the purchase consideration, the net assets acquired and the goodwill are listed below and on the Annual Financial Statements. The first tranche of the acquisition of Kamaroopin was signed on December 8, 2021 and closed on February 1, 2022, and the second tranche was signed on March 16, 2023 and closed on April 12, 2023. The second stage completed the acquisition of the remaining 60%. As a result, Patria currently owns 100% of Kamaroopin.

(b)	Patria Asset Management

(formerly Gestoría Externa de Portafolios S.A.)

On November 1, 2023, the Group closed on a transaction with Banca de Inversión Bancolombia S.A. Corporación Financiera (“Bancolombia”), a financial conglomerate in Colombia, entering into an agreement for the Group to subscribe to acquiring 51% of the controlling shareholding in accordance with IFRS 10 in a Colombian entity, Gestoría Externa de Portafolios S.A. renamed to Patria Asset Management. Bancolombia remains as the non-controlling interest shareholder entering into a shareholders agreement relating to the new entity. Details for the transaction are included in the Annual Financial Statements.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Acquisition date fair value of each major class of identifiable assets and liabilities recognized
	100% Kamaroopin April 12, 2023	100% Patria Asset Management November 1, 2023
Total purchase consideration
Cash consideration paid	2,024	4,787
Consideration payable	-	24,415
Contingent consideration payable	4,707	-
Equity consideration	10,130	-
Total consideration transferred	16,861	29,202

Non-controlling interest	-	15,147
Fair value of equity interest previously held	11,132	-
Total consideration	27,993	44,349

The assets and liabilities recognized as a result of the acquisition are as follows:
Cash and cash equivalents	178	-
Net working capital	(101)	0
Intangible assets: contractual rights	-	30,911
Intangible assets: non-contractual customer relationships	10,560	-
Intangible assets: brands	868	-
Property and equipment	15	-
Net identifiable assets acquired	11,520	30,911

Total consideration less net identifiable assets acquired: Goodwill	16,473	13,438

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

31	Financial instruments

(a)	Financial instruments by categories

The Group classifies its financial instruments into the categories below:

Financial assets	Fair value Level	March 31, 2024	December 31, 2023

Financial assets at amortized cost
Accounts receivable		139,260	138,760
Cash and cash equivalents		26,984	16,050
Client funds on deposit		13,677	17,055
Project advances		17,132	19,586
Deposit/guarantee on lease agreement		1,680	2,012

Financial assets at fair value through profit or loss
Short term investments	1	197,572	204,510
Accounts receivable	1	4,367	3,503
Long-term investments - Lavoro	1	15,799	20,166
Long-term investments	2	8,794	9,945
Long-term investments - Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia	3	18,096	18,707
Long-term investments – KMP Growth Fund II	3	9,023	8,917
Derivative financial instruments – The One Real Estate Investment Fund call options	2	-	310
Derivative financial instruments – VBI Call options	3	2,806	2,896

Financial liabilities

Financial liabilities at amortized cost
Commitment subject to possible redemption		190,692	187,356
Gross obligation under put option		93,128	92,926
Loans		83,820	-
Client funds payable		13,677	17,055
Lease liabilities		17,362	15,836
Consideration payable on acquisition		32,899	35,029
Carried interest allocation		27,806	31,929
Suppliers		6,752	4,808

Financial liabilities at fair value through profit or loss
Derivative financial instruments – Warrants	1	1,101	321
Contingent consideration payable on acquisition	3	18,628	18,201

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(b)	Financial instruments measured at fair value

The fair value measurement methodologies are classified according to hierarchical levels, as included in the Annual Consolidated Financial Statements.

Transfers

Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement reporting period. A transfer into Level 3 would be deemed to occur where there is a change in liquidity or other inputs used in the valuation of the financial instrument.

There were no transfers between Levels 1, 2 and 3 for fair value measurements as of and for the three-month period ended March 31, 2024, and for the year ended December 31, 2023.

Unobservable inputs

The following analysis illustrates valuation techniques, unobservable inputs used to value Level 3 financial instruments and the sensitivity to reasonable changes in the most significant underlying variables used in measurement. The details for each instrument are disclosed in the Annual Consolidated Financial Statements.

Description		Note	Valuation technique	Unobservable inputs	Range of unobservable inputs	Sensitivity	Financial impact*

Consideration payable on acquisition	Contingent consideration payable on acquisition – VBI	21 (b)	Discounted cash flow	Discount rate Projected AUM	11.7% - 13.7% 1% to 26% AUM growth	10% less growth	US$ 0.2 million

Long-term investments	Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia - Startse	12 (b)	Discounted cash flow	Discount rate Expected cash flows	17.1% - 18.2%	50 basis points	US$ 0.8 million

Long-term investments	KMP Growth II	12 (b)	Discounted cash flow	Discount rate Expected cash flows	18.0% - 19.2%	100 basis points	US$ 0.9 million

Derivative financial instruments	VBI call option	12 (c)	Monte Carlo simulation	Projected AUM at option exercise date	50% greater/(lower) than projected AUM	34.49% volatility	US$ 1.4 million/ (US$2.9 million)

Consideration payable on acquisition	Contingent consideration payable on acquisition – Kamaroopin	21 (b)	Discounted cash flow	Discount rate Projected fundraising activity	11.5% - 13.7%	100 basis points	US$ 0.2 million

* Increase (decrease in discount rate) or decrease (increase in discount rate) the discounted fair value

The following table presents a reconciliation of financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of March 31, 2024 and December 31, 2023.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	Contingent consideration payable (a)	Long term investments at fair value through profit or loss (b)	Derivative Financial instruments (c)
Fair value of Level 3 financial instruments at December 31, 2023	18,201	27,624	2,896
Cumulative translation adjustment	(1,838)	-	(90)
Change in fair value	2,265	(505)	-
Fair value of Level 3 financial instruments at March 31, 2024	18,628	27,119	2,806

	Contingent consideration payable (a)	Long term investments at fair value through profit or loss (b)	Derivative Financial instruments (c)
Fair value of Level 3 financial instruments at December 31, 2022	21,963	24,240	6,322
Cumulative translation adjustment	254	-	191
Changes in fair value	716	2,611	745
Fair value of Level 3 financial instruments at March 31, 2023	22,933	26,851	7,258

*Changes in fair value include impact from price risk and/or foreign exchange rate risk

(a)	Related to contingent consideration payable to sellers of VBI and Kamaroopin (note 21 (b))

(b)	Relates to investments in Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia, and KMP Growth Fund II (note 12(b))

(c)	Relates to VBI Call option to purchase remaining non-controlling interest and other purchased options (note 12(d))

(c)	Financial instruments measured at amortized costs

As of March 31, 2024, and December 31, 2023, the book values of the financial instruments measured at amortized cost correspond approximately to their fair values because the majority are short-term financial assets and liabilities or the impact of the time value of money is not material except for transactions related to the gross obligation under put option (note 21(d)) measured at amortized cost which is a non-current and current liability and has future gross redemption amounts as reflected in the liquidity risk under note 31(d)(ii).

(d)	Risk management

The Group is exposed to the following risks arising from the use of financial instruments:

(i)	Credit risk

(ii)	Liquidity risk

(iii)	Market risk

The Group determines concentrations of risk by assessing the nature, extent, and impact of risks in its investment portfolio. This assessment considers a range of factors that are relevant to its investment strategy and objectives, including geographic concentration, industry concentration, counterparty risk, market risk, and liquidity risk.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

To manage concentrations of risk, the Group uses various risk management strategies, including diversification, hedging, and monitoring of counterparty credit risk. The Group also regularly reports on its risk management activities and the effectiveness of its risk management policies and procedures to its audit committee and board of directors.

While the Group uses quantitative measures, such as percentages of its portfolio invested in particular regions or industries, to help determine concentrations of risk, it also uses its judgment and experience in assessing the overall impact of concentrations of risk on its investment portfolio and making informed investment decisions.

i.	Credit risk

Credit risk is the possibility of incurring a financial loss if a client or a counterpart in a financial instrument fails to perform its contractual obligations.

The Group has low exposure to credit risk because its customer base is formed by investors in each investment fund. These investors are required to comply with the capital calls in order to repay related investment fund expenses. If capital calls are not complied with, the participation of that investor is diluted among the remaining investors of the investment fund. In addition, management fees could be settled by the sale of the underlying investments kept by the investment funds. The cash and the short-term investments are maintained in large banks with high credit ratings.

Furthermore, accounts receivable balances as of March 31, 2024 and December 31, 2023 are composed mainly of management fees, performance fees of investment funds, advisory fees and reimbursement of expenses to be received from investees of such investment funds.

The amounts receivable and project advances as of March 31, 2024, are expected to be received as demonstrated below:

	Overdue					Due in
	Less than 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	01 to 90 days	91 to 180 days	181 to 270 days	271 to 360 days(a)	Over 360 days	Total
Accounts Receivable (note 8)	4,798	5,260	-	104	1,186	16,356	2,021	2,409	92,107	19,386	143,627
Project Advances	-	-	-	-	-	4,882	5,203	1,830	3,353	1,864	17,132
Total	4,798	5,260	-	104	1,186	21,238	7,224	4,239	95,460	21,250	160,759

(a)	Includes overdue postponed collections of management fees of US$ 88.4 million (US$ 0.5 million from the current period and US$ 87.9 million related to prior years management fees renegotiations) related to PBPE Fund IV (Ontario), L.P. (“PBPE Fund IV”), Patria Real Estate III and Alpha Co (note 8).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

ii.	Liquidity Risk

Liquidity risk is the possibility that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial assets which might affect the Group's payment ability, taking into consideration the different currencies and settlement terms of its financial assets and financial liabilities.

The Group performs the financial management of its cash and cash equivalents and short-term investments, keeping them available for paying its obligations and reducing its exposure to liquidity risk. In addition, the Group has the option for certain financial instruments to be settled either in cash or through its own equity instruments, Class A common shares.

The Group reinforced its working capital by drawing down US$ 76 million from preapproved credit lines, as disclosed in note 33.

Expected future payments reflect undiscounted future cash outflows to settle financial liabilities as of March 31, 2024, which are shown below.

	Expected liabilities to be paid in
	01 to 60 days	61 to 120 days	121 to 180 days	181 to 360 days	Over 360 days	Total
Suppliers	6,752	-	-	-	-	6,752
Leases	802	797	808	2,243	17,521	22,171
Loans (a)	-	-	-	11,226	100,580	111,806
Carried interest allocation	-	-	-	9,276	18,530	27,806
Consideration payable on acquisition	1,349	1,693	-	5,168	24,689	32,899
Contingent consideration payable on acquisition	-	10,991	-	-	7,637	18,628
Commitment subject to possible redemption (b)	-	190,692	-	-	-	190,692
Gross obligation under put option (c)	-	84,248	-	-	14,211	98,459
Derivative financial instruments	-	-	-	-	1,101	1,101
Client funds payable (d)	13,677	-	-	-	-	13,677
Total	22,580	288,421	808	27,913	184,269	523,991

(a)	Includes interest estimated for the full maturity term. Partial or full settlement may occur earlier.

(b)	Settled with proceeds held in SPAC’s trust account

(c)	Liability to be partly settled with Class A common shares

(d)	Settled with proceeds held in Client funds on deposit account (note 7)

iii.	Market risk

Market risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, such as interest rate, foreign exchange rate, and security prices. The Group's policy is to minimize its exposure to market risk.

The marketable securities as of March 31, 2024 and December 31, 2023 consist primarily of mutual fund money markets which reduces the Group’s exposure to market risk and investment funds whose portfolios, dependent on the investment strategy are composed of product lines as discussed under Segment information (note 3). To manage its price risk arising from investment funds, the Group

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group. The Group has acquired Warrants as it relates to the SPAC PLAO that are listed. The fair value of the Warrants is subject to changes in market prices. However, the Group has determined that the exposure to market risk from the warrants is not significant and therefore no sensitivity analysis is presented.

Security price risk:

Long-term investments made by the Group represent investments in investment fund products where fair value is derived from the reported Net Asset Values (“NAV”) for each investment fund, which in turn are based upon the value of the underlying assets held within each of the investment fund products and the anticipated redemption horizon of the investment fund product. Investment fund products expose the Group to market risk and therefore this process is subject to limits consistent with the Group’s risk appetite. To manage its price risk arising from investments in securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

Foreign exchange risk

Foreign exchange risk results from a possible change in foreign exchange rates that would affect the finance income or expenses and the assets or liability balances of contracts indexed to a foreign currency. The Group measures its foreign exchange exposure by subtracting its non-US dollar currencies liabilities from its respective denominated assets, thus obtaining its net foreign exchange exposure and the amount actually affected by exchange fluctuations.

Sensitivity analysis

Interest rate sensitivity

The sensitivity analyses have been determined based on the exposure for floating rate liabilities at the reporting date. The analysis is prepared assuming the amount of liability outstanding at the reporting date was outstanding for the whole year.

	Net risk Position	Sensitivity to 100bps Increase	Sensitivity to 100bps decrease
Sensitivity of net profit or loss before tax	5,174	(651)	651

Currency risk

The sensitivity analysis was based on financial assets and financial liabilities exposed to currency fluctuations against the US dollar, as demonstrated below:

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

As of March 31, 2024

	Balance in each exposure currency
	BRL(a)	HKD (b)	CLP (c)	COP (d)	GBP (e)	USD	Total Balance USD	Exchange Variation impact considering 10% change in the year end rates.
Cash and cash equivalents	12,392	5,183	5,088,356	23,646,976	617	11,769	26,984	1,524
Short term investments	11,182	-	2,178,985	-	-	193,114	197,572	446
Client funds on deposit	-	-	13,425,717	-	-	-	13,677	1,367
Accounts receivable	91,521	38	8,190,535	4,728,361	223	115,457	143,627	2,817
Projects Advance	39,881	-	468,042	1,686,884	-	8,237	17,132	889
Deposit/guarantee on lease agreement	-	240	969,303	149,008	180	396	1,680	128
Long-term investments	3,654	-	223,457	-	118	50,604	51,712	111
Client funds payable	-	-	(13,425,717)	-	-	-	(13,677)	(1,367)
Suppliers	4,655	(268)	(2,341,803)	(2,931,186)	(300)	(4,127)	(6,752)	(262)
Derivative financial instruments - Assets	14,021	-	-	-	-	-	2,807	280
Derivative financial instruments - Liability	-	-	-	-	-	(1,101)	(1,101)	-
Commitment subject to possible redemption	-	-	-	-	-	190,692	190,692	-
Gross obligation under put option	(407,749)	-	-	-	-	(11,516)	(93,128)	(8,161)
Carried interest allocation	(11,854)	-	-	-	-	(25,433)	(27,806)	(237)
Consideration payable on acquisition	(29,234)	-	-	(100,750,745)	-	(1,009)	(32,899)	(3,189)
Contingent consideration payable on acquisition	(93,067)	-	-	-	-	-	(18,628)	(1,862)
Net Impact								(7,516)

(a) BRL - Brazilian Real, (b) HKD - Hong Kong dollar, (c) CLP - Chilean Peso, (d) COP - Colombian Peso, (e) GBP - Pound Sterling

32	Related parties

(a)	Key management compensation

The amounts paid to directors and officers for their roles as executives for the three-month period ended March 31, 2024 and 2023 included in “Personnel expenses” are shown below:

	Three-month periods ended March 31,
	2024	2023
Key management compensation	(1,736)	(1,506)

Additionally, for the three-month period ended March 31, 2024, the Group has accrued US$ 1.5 million (US$ 1.8 million for the three-month period ended March 31, 2023) as bonuses payable to key management, and US$ 32 (US$ 39 for the three-month period ended March 31, 2023) as Strategic Bonus payable to key management as described in note 15(b). Both are included in "Personnel expenses". Part of the bonuses payable to key management will be settled by way of equity compensation issued as Class A common shares.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(b)	Long-term investments

2023

As described in notes 12(b), the Group purchased shares on behalf of PBPE General Partner V, Ltd.’s investment fund Private Equity Fund V (PE V) in Lavoro Agro Limited (“Lavoro”) for approximately $8.2 million. Lavoro was a private equity investment of PE V prior to going public and entering into a business combination (closed February 28, 2023) with an independent SPAC entity, formerly known as TPB Acquisition Corporation I.

(c)	Carried interest allocation

As described in note 23(b), up to 35% of the performance fee receivable from certain of the Group’s investment funds are payable to the Group’s employees.

(d)	Share based incentive plan

As described in note 29(d), the Company has share based incentive plans to provide long-term incentives to certain employees, directors, and other eligible participants in exchange for their services.

(e)	Lease commitments

Note 21(a) details lease payments made for various office premises, a portion of which were paid by Moneda to its related party entity that was excluded from the Moneda acquisition. As a result, a lease contract was entered into by MAM I and MCB in 2021 and MAGF in 2022 with their related party entity Moneda III SpA (beneficially owned by Moneda’s former partners).

Related party lease - Santiago	March 31, 2024	December 31, 2023
Lease liabilities (current)	720	520
Lease liabilities (non-current)	3,214	2,604

	Three-month periods ended March 31,
Related party lease - Santiago	2024	2023
Principal paid	183	538
Depreciation of right-of-use assets	188	551
Interest on lease liabilities	24	79

(f)	SPAC

Refer to notes 5(a) and 21(d) for related party transaction with the SPAC.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

33	Events after the reporting period

SPAC Extension

On June 12, 2024, PLAO’s shareholders approved at an extraordinary general meeting an additional 15-month extension to provide time for PLAO to complete a business combination. For each month during this extension period, the SPAC sponsor will deposit $0.015 per public share into the trust account (approximately US$ 68). The holders of Public Shares could elect to redeem shares in connection with the Extension Amendment and the amount of 12,339,057 shares (equivalent to approximately US$ 141 million on June 12, 2024) have been redeemed.

Acquisitions

Abrdn Inc.

On October 16, 2023, the Group announced its intention to enter into an agreement to acquire a carve-out acquisition of a private equity solutions business (“abrdn Private Equity”) from abrdn Inc. (“abrdn”). On April 26, 2024 the Group completed the previously announced acquisition, and together with Patria’s existing global private markets vehicles, will form a new vertical – Global Private Markets Solutions (“GPMS”), with an aggregate Fee Earning AUM (“FEAUM”) of over $10 billion. This vertical will further develop Patria’s capabilities to serve clients as a gateway to private markets on a global scale. The transaction includes total consideration of up to GBP 100 million.

At the date the financial statements were authorized for issue, the Group had not yet completed the purchase price allocation for the acquisition due to timing constraints, however, it is expected that the consideration payment shall be substantially allocated to non-contractual customer relationships and goodwill. Upon conclusion of the initial accounting for the business combination, the disclosures will be supplemented by the following required disclosures: 1) acquisition-date fair value of each major class of assets acquired and liabilities assumed; 2) acquisition-date fair value of each major class of consideration transferred, including contingent considerations; 3) fair value of any goodwill acquired including tax implications; 4) fair value of any contingent liabilities assumed; and 5) acquisition-related costs.

Real Estate

On December 6, 2023, the Group announced the signing of an agreement for the acquisition of Credit Suisse’s Real Estate business in Brazil (“CSHG Real Estate”). The transaction, which includes seven REITS with over 960 thousand shareholders, adds additional scale to Patria’s Real Estate business and solidifies Patria’s position as a leading independent manager of REITs in Brazil and Latin America. The transaction includes total consideration of up to USD 120 million and as disclosed in note 10d a payment in advance of USD 60 million occurred in March 2024. This transaction adjusted the VBI agreement, increasing the amount to be paid as contingent consideration up to approximately US$ 10 million to the VBI non-controlling interest. The first installment of 50% was paid in April 2024, and the second installment corresponding to the remaining 50% will be paid after the CSHG closing, in connection with the funds’ transfers.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

On May 28, 2024, the group has received all necessary REIT shareholders approvals for the transfer of management of Credit Suisse’s Real Estate funds (FIIs) in Brazil with approximately $2.4 billion of Fee Earning AUM. The transfer of the funds is expected to take place in stages and be completed by August 30th, 2024. Other than the funds being transferred, the personnel in charge of theses funds will also be transferred to the Group.

At the date the financial statements were authorized for issue, the Group had not yet completed the purchase price allocation for the acquisition due to timing constraints, however, it is expected that the consideration payment shall be substantially allocated to non-contractual customer relationships and goodwill. Upon conclusion of the initial accounting for the business combination, the disclosures will be supplemented by the following required disclosures: 1) acquisition-date fair value of each major class of assets acquired and liabilities assumed, which are expected to have a low impact, considering that no company is being acquired; 2) acquisition-date fair value of each major class of consideration transferred; 3) fair value of any goodwill acquired including tax implications; and 4) acquisition-related costs.

Energy trading

On April 2, 2024, the Group completed a transaction with a private energy trading company in Brazil. The consideration of US$ 19.4 million was paid as part of the capitalization of the energy trading company. The amount paid was (i) US$ 9.5 million in cash and (ii) US$ 9.9 million paid in kind with account receivables from PBPE Fund IV.

Real Estate Platform in Colombia

On June 6, 2024, the Group announced an agreement to acquire 100% of Nexus Capital, an independent alternative real estate asset manager in Colombia. On July 16, 2024, the Group completed the acquisition, which adds approximately US$ 725 million to Patria’s AUM, including over US$ 680 million in Permanent Capital vehicles. The transaction includes total consideration of up to COP 61.410 million (approximately US$ 15.4 million). The consideration structure consists of equity consideration in the form of Class A common shares (approximately US$ 12.3 million) and contingent consideration to be settled in cash dependent on the future performance of Nexus (approximately US$ 3.1 million) to be settled until 2027.

Long-term borrowings

On April 25, 2024, the Group drew down US$ 76 million from the preapproved loan facility with Mizuho Bank, Ltd., and Citibank, N.A.. The term loans both charge interest at SOFR plus 2.5% on an annual basis and each has a maturity date of January 31, 2027, as disclosed on note 16.

On June 3, 2024, the Group drew down US$ 15 million from the the revolving credit facility with Banco Santander, S.A.. The credit facility charges interest at SOFR plus 2.5% on an annual basis and has a maturity date of March 8, 2025, as disclosed on note 16.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Dividends

On April 2024, the board of directors approved a quarterly dividend of $0.175 per share to record holders of common stock at the close of business on May 20, 2024. This dividend was paid on June 6, 2024.

After March 31, 2024 and up until the date of authorization for issuance of the unaudited consolidated interim financial statements, there were no further significant events that occurred after the reporting period for disclosure.

* * *

Eduardo Tomazelli

Accountant

Ana Cristina Russo

Chief Financial Officer

Alexandre T. A. Saigh

Chief Executive Officer